
11005544


GRACO

EMERGING ECONOMIES DRIVE GROWTH

2010 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended **December 31, 2010**, or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to __________.

Commission File No. 001-09249

Graco Inc.

(Exact name of Registrant as specified in its charter)

Minnesota	41-0285640
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

88 –11th Avenue Northeast
Minneapolis, MN 55413
(Address of principal executive offices) (Zip Code)

(612) 623-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, par value $1.00 per share
Preferred Share Purchase Rights
Shares registered on the New York Stock Exchange.

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes_X_ No__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes__ No_X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes_X_ No__

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes_X_ No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer" and "accelerated filer" in Rule 12b-2 of the Exchange Act (Check one): Large accelerated filer_X_ Accelerated filer__ Non-accelerated filer___ Smaller reporting company___

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act).
Yes___ No_X_

The aggregate market value of 59,889,113 shares of common stock held by non-affiliates of the registrant was $1,797,272,295 as of June 25, 2010.

60,105,842 shares of common stock were outstanding as of February 14, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held on April 21, 2011, are incorporated by reference into Part III, as specifically set forth in said Part III.

INDEX TO ANNUAL REPORT
ON FORM 10-K

ACCESS TO REPORTS

Investors may obtain access free of charge to the Graco Inc. annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, other reports and amendments to those reports by visiting the Graco website at www.graco.com. These reports will be available as soon as reasonably practicable following electronic filing with, or furnishing to, the Securities and Exchange Commission.

PART I

ITEM 1 – BUSINESS

Graco Inc. and its subsidiaries (which we refer to in this Form 10-K as "us," "we," "our Company" or the "Company") design, manufacture and sell equipment that pumps, meters, mixes, dispenses and sprays a wide variety of fluids and semi-solids. Contractors and original equipment manufacturers are the primary users of our Company's equipment, in a wide variety of applications, in the construction, manufacturing, processing and maintenance industries. Our equipment is used to paint, finish, fill, glue and seal a wide range of goods and materials. Our equipment is sold primarily through third-party distributors with approximately 30,000 outlets worldwide.

Our Company sells a full line of its products in each of the following geographic markets: the Americas (North and South America), Europe (including the Middle East and Africa) and Asia Pacific. Sales in the Americas represent approximately 55 percent of our Company's total sales; sales in Europe approximately 24 percent; and sales in Asia Pacific approximately 21 percent. Part II, Item 7, *Results of Operations* and Note B to the Consolidated Financial Statements of this Form 10-K contain financial information about these geographic markets. Our Company provides marketing, product design and application assistance to, and employs sales personnel in, each of these geographic regions. Subsidiaries located in Belgium, the People's Republic of China ("P.R.C."), Australia, Japan and Korea distribute our Company's products. The majority of our manufacturing occurs in the United States, but certain products are manufactured or assembled in the P.R.C. and Belgium.

Our Company classifies its business into three reportable segments, each with a worldwide focus: Industrial, Contractor and Lubrication. Financial information concerning these segments is set forth in Part II, Item 7, *Results of Operations* and Note B to the Consolidated Financial Statements of this Form 10-K.

Graco Inc. is a Minnesota corporation and was incorporated in 1926. For more information about our Company and its products, services and solutions, visit our website at www.graco.com. The information on the website is not part of this report nor any other report filed or furnished to the Securities and Exchange Commission ("SEC").

Our Company's Strengths and Objectives

Our Company strives to develop technologically superior, multi-featured, high-quality products. We specialize in providing pumping and spraying solutions for difficult-to-handle materials with high viscosities, abrasive or corrosive properties, and multiple component materials that require precise ratio control. Our Company's products enable customers to reduce their use of labor, material and energy, improve quality and achieve environmental compliance. All business segments target growth with new products, through global expansion, particularly in advancing economies, and in new markets. Targeted acquisitions, and the worldwide addition of specialized sales employees and specialized distributors, are key components to our Company's growth strategy. We coordinate and drive these growth strategies across our geographic regions.

Our Company strives to generate 30 percent of its annual sales from products introduced in the prior three years. In 2010, we generated 27 percent of our sales from new products. In 2009, the percentage of sales represented by new products was 26 percent and in 2008 it was 26 percent.

Manufacturing is a key competency of Graco. Our manufacturing is aligned with our business segments and is co-located with product development to accelerate new product development and improve cost and quality. Our Company invests significant resources in maximizing the quality, responsiveness and cost-effectiveness of our production operations by investing in equipment and doing critical machining, assembly and testing in-house. Products are manufactured in focused factories and product cells. Raw materials and purchased components are sourced from suppliers around the world. The segments manage operations devoted to the manufacture of their products. Our corporate manufacturing staff provides oversight and strategic direction of our manufacturing resources. Our corporate manufacturing staff also manages those factories not fully aligned with a single segment, and our warehouses, customer service and other shared corporate manufacturing functions.

Facilities

Major product development efforts are carried out in facilities located in Minneapolis, Anoka and Rogers, Minnesota; North Canton, Ohio; and Suzhou, P.R.C. The product development and engineering groups in each segment focus on new product design, product improvements, new applications for existing products and strategic technologies for their specific customer base. Total product development expenditures for all segments were $38 million in 2010, $38 million in 2009, and $37 million in 2008.

Our Company's headquarters are located in a 142,000 sq. ft. facility in Minneapolis, Minnesota. The facility is also occupied by the management, marketing and product development personnel for the Industrial segment. Information systems, accounting services and purchasing for our Company are housed in a 42,000 sq. ft. office building nearby. In 2010, our Company purchased a small parcel of land adjacent to our owned property in Minneapolis, Minnesota.

A large percentage of our Company's facilities are devoted to the manufacture and distribution of the various products offered for sale by the business segments.

Products marketed by the Industrial segment are manufactured in owned facilities in Minneapolis, Minnesota (405,000 sq. ft. manufacturing/warehouse/office), Sioux Falls, South Dakota (149,000 sq. ft. manufacturing/office), and North Canton, Ohio (132,000 sq. ft. manufacturing/office). The North Canton, Ohio facility specializes in developing and manufacturing specialized product configurations, and it has an application development laboratory where we work with distributors, materials suppliers and end users to test new materials and reconfigure existing equipment for use in new applications. Some Industrial products are assembled in owned facilities in Suzhou, P.R.C. (79,000 sq. ft. assembly/warehouse/office), and Maasmechelen, Belgium (175,000 sq. ft. assembly/warehouse/office). The Maasmechelen facility also functions as the site of our European headquarters, as well as our European training, testing and education center (8,600 sq. ft.).

Products marketed by the Contractor segment are manufactured primarily in owned facilities in Rogers, Minnesota (333,000 sq. ft. manufacturing/warehouse/office). Segment management, marketing, engineering, customer service, warehouse, shipping, sales and training are also located at the Rogers facility. The Company leases space in Rogers, Minnesota to store inventory and assemble small electric sprayers (33,000 sq. ft. warehouse/assembly). Our Sioux Falls, South Dakota plant manufactures spray guns and accessories for the Contractor segment. Some Contractor products are manufactured or assembled in our owned facility in Suzhou, P.R.C. In 2010, the Company ceased the manufacture and warehousing of Airlessco®-branded sprayers and spray guns in Moorpark, California (32,778 sq. ft. manufacturing/warehouse/office) and terminated its lease. Airlessco products are now manufactured at our existing facilities in Sioux Falls, South Dakota and Suzhou, P.R.C. and warehoused in and distributed from Sioux Falls, South Dakota, Suzhou, P.R.C. and Maasmechelen, Belgium.

The Lubrication segment conducts its manufacturing operations in an owned facility located in Anoka, Minnesota (207,000 sq. ft. manufacturing/office). Management, marketing, engineering, customer service, warehouse, sales and training functions for the Lubrication segment are also housed in this building. Some Lubrication products are being assembled in our owned facility in Suzhou, P.R.C.

Some products are distributed to the P.R.C. market from a warehouse located in Shanghai, P.R.C. (13,730 sq. ft. warehouse). In 2010, we formed Graco Trading (Suzhou) Co., Ltd., a foreign invested commercial enterprise, for further distribution of our products to the P.R.C.

Our Company opened an Indonesian Representative Office of Graco Hong Kong Ltd. in the third quarter of 2010. In 2010, our Company also signed a lease for a 29,000 sq. ft. office facility in the Huangpu District of Shanghai. In the second quarter of 2011, our Company plans to move its Asia Pacific headquarters and Shanghai Representative Office from their current location in the Xuhui District of Shanghai to the newly-leased facility in the Huangpu District.

Business Segments

Industrial Segment

The Industrial segment is the largest of our Company's businesses and represents approximately 55 percent of our total sales. This segment includes the Industrial Products and the Applied Fluid Technologies divisions. End users of our industrial equipment require solutions to their manufacturing and maintenance challenges and are driven by the return on investment that our products provide. The Industrial Products division markets its equipment and services to customers who manufacture, assemble, maintain, repair and refinish products such as appliances, vehicles, airplanes, electronics, cabinets and furniture, and other articles. In addition to marketing its equipment to customers in similar industries, the Applied Fluid Technology division also sells to contractors who use its plural component equipment to apply foam insulation and protective coatings to buildings and other structures such as ships and bridges.

Most Industrial segment equipment is sold worldwide through general and specialized third-party distributors, integrators, design centers and original equipment manufacturers. We also work with material suppliers to develop or adapt our equipment for use with specialized and hard-to-handle materials. Distributors promote and sell the equipment, hold inventory, provide product application expertise and offer on-site service, technical support and integration capabilities. Integrators implement large individual installations in manufacturing plants where products and services from a number of different vendors are aggregated into a single system. Design centers engineer systems for their customers using our products. Original equipment manufacturers incorporate our Company's Industrial segment products into systems and assemblies that they then supply to their customers.

Industrial Products

The Industrial Products division focuses its product development and sales efforts on two main applications: equipment that applies paint and other coatings to products such as motor vehicles, appliances, furniture and other industrial and consumer products (finishing); and process pump equipment that moves and dispenses chemicals and liquid and semi-solid foods (process pumps).

Our finishing equipment pumps, meters and applies liquids on all types of wood, metal and plastic. Manufacturers in the automotive, automotive feeder, truck/bus/recreational vehicle, military and utility vehicle, aerospace, farm and construction, wood and general metals industries use our liquid finishing products. Our liquid finishing equipment includes paint circulating and paint supply pumps, plural component coating proportioners, various accessories to filter, transport, agitate and regulate fluid, and spare parts such as spray tips, seals and filter screens. We also offer a variety of applicators that use different methods of atomizing and spraying the paint or other coatings depending on the viscosity of the fluid, the type of finish desired, and the need to maximize transfer efficiency, minimize overspray and minimize the release of volatile organic compounds (VOCs) into the air.

Our finishing application strategies include being a technology leader and providing environmental compliance solutions. In 2010, we introduced the ProMix® 2KE, a compact, entry-level two-component proportioner that is ideally suited for spraying single color solvent borne and waterborne polyurethanes and epoxies to wood and metals in manufacturing settings. The ProMix 2KE helps reduce waste and VOCs, and has control technology that allows the user to set up, operate and monitor the system from an LCD display as the system performs. We also introduced the ProMix 3KS and the ProControl™ 1KS, to complete our new family of configurable liquid finishing proportioners first introduced in 2009.

Our process pumps move chemicals, petroleum, food and other fluids. Manufacturers and processors in the food and beverage, dairy, pharmaceutical, cosmetic, oil and gas, electronics, wastewater, mining and ceramics industries use our process pumps. We offer pumps for sanitary applications including FDA-compliant 3-A sanitary pumps, diaphragm pumps, transfer pumps and drum and bin unloaders. Our process pumps provide a mechanized solution to a traditionally manual process in a factory of moving fluids, such as the transfer of bulk tomato paste, from large barrels into equipment that dispenses the fluid into jars or other containers. In 2010, we introduced PVDF, conductive polypropylene and hastelloy options of the Husky™ 1050 one-inch pump, allowing the pump to be used with a greater variety of fluids and chemicals. The Husky 1050 one-inch pump, which we first introduced in 2009 in aluminum, polypropylene and stainless steel options, is the first in a new series of air-operated double diaphragm pumps. In 2010, we also introduced new Saniforce™ sanitary transfer pumps, including drum and bin unloaders, which move a broad range of fluids such as fruit juices, pizza sauce, caramel and peanut butter. Saniforce pumps increase end-user efficiency and have a lower cost of ownership compared to more traditional solutions.

Applied Fluid Technologies

The Applied Fluid Technologies division directs its engineering, sales and marketing efforts toward two broad types of applications: equipment to pump, meter, mix and dispense high performance protective coatings and foam (protective coatings and foam); and equipment to pump, meter, mix and dispense sealants, adhesives, molded polyurethane parts and composites (advanced fluid dispense).

We offer sprayer systems and plural component proportioning equipment to apply protective coatings and foam to a wide variety of surfaces. Reactor® plural component pumps are used to apply foam to insulate things such as walls, water heaters, refrigeration, and hot tubs, create commercial roofing membranes and for packaging, architectural design and cavity filling. This equipment is also used to apply two-component polyurea coatings to tanks, pipes, roofs, truck beds and foundations. The Graco XM Plural-Component Sprayer™ series is used for corrosion-control applications such as tank and pipeline coatings, shipbuilding, marine and railcar maintenance, wind tower coating, bridge and infrastructure projects and coating structural steel. The XM sprayers provide precise ratio control in a highly configurable system. User controls provide a real-time display of ratio and a USB port for downloading data on spray pressures, temperatures, actual ratio and total flow output.

Our Company offers pumps, meters, applicators and valves for the metering, mixing and dispensing of precision beads of sealant and adhesive to bond, mold, seal, vacuum encapsulate, pot, laminate and gasket parts and devices in a wide variety of industrial applications. We also offer resin pumping and metering solutions for advanced composites, which are used in the manufacture of vehicles and aircraft, wind turbines and bridge materials.

Key product strategies of the Applied Fluid Technologies division are to maintain technology leadership in plural component applications, process controls, and electric pumps; and to offer a full range of best-value standard products by using a standardized, modular product structure, with pre-engineered products to cover a broad range of configurations and applications. In the second half of 2010, we launched the XP70, which is an entry-point two-component high-pressure sprayer used to apply protective coatings to tanks, pipes, ships, bridges, and other surfaces requiring industrial coatings. The XP70 is an entry-point plural-component sprayer and an additional option in our protective coatings and foam equipment.

In the second quarter of 2010, we released the Graco HFR Metering System™, an in-plant, hydraulic, fixed-ratio metering system that applies a range of materials from rigid and flexible polyurethanes to elastomers and epoxies used for noise dampening, insulation, and structural integrity. The hydraulic motor control module gives the ability to more precisely control ratio and volume of the system as compared to air-operated systems. It is offered at a lower price point than traditional custom in-plant polyurethane processing systems, and is one of the first modular, configurable in-plant polyurethane processing systems.

The Graco PGM Metering System™, which dispenses sealants and adhesives, was launched in the second quarter of 2010. It combines consistent bead dispense with high flow rates, which means users can improve production rates. It is ideally suited to apply seals to solar panels and automotive windshields.

There are a variety of applications for Graco equipment throughout the alternative energy markets. Graco's sealant and adhesive application equipment is widely used by manufacturers and material suppliers serving the solar energy market, through the application of primary and secondary seals to solar panels, potting or encapsulating junction boxes, inverters and charge controllers, gasketing or sealing junction box lids, solar module frames, battery cell plates and battery lids, thermal management of solar cells, inverters and charge controllers and the bonding of solar cells and solar mirrors. We offer durable reliable fluid-handling systems for the manufacture and maintenance of wind power components from spraying protective foam and other coatings on wind turbine towers to the manufacture of rotor blades. Our equipment is used worldwide by wind turbine manufacturers to supply a catalyzed plastic resin for the formation of the blades used on turbines and to apply an adhesive for bonding parts of the blades.

Contractor Segment

The Contractor segment generated approximately 35 percent of our Company's 2010 total sales. The Contractor segment directs its product development, sales and marketing efforts toward three broad applications: paint, texture, and pavement maintenance. The Contractor segment markets airless paint and texture sprayers (air, gas, hydraulically- and electrically-powered), accessories such as spray guns, hoses and filters and spare parts such as tips and seals, to professional painters in the construction and maintenance industries, tradesmen and do-it-yourselfers. The products are distributed primarily through distributor outlets whose main products are paint and other coatings. Contractor products are also sold through general equipment distributors. Certain sprayers and accessories are distributed globally through the home center channel.

Contractor equipment encompasses a wide variety of sprayers, including sprayers that apply markings on roads, parking lots, fields and floors; texture to walls and ceilings; highly viscous coatings to roofs; and paint to walls and structures. Many of these sprayers and their accessories contain one or more technological features such as micro-processor-based controls for consistent spray and protective shut-down, a pump that may be removed and re-installed without tools, an easy clean feature, gas/electric convertibility, and a durable pump finish. Continual technological innovation and broad product families with multiple offerings are characteristic of our Contractor segment. Painters are encouraged to upgrade their equipment regularly to take advantage of the new and/or more advanced features.

A strategy of the Contractor segment is to expand base markets using our core technologies. In 2010, we introduced new professional-grade handheld paint sprayers designed for the professional and the do-it-yourselfer. After conducting research, we found an opportunity to expand our base markets by adapting core technologies found in our professional sprayers into a compact, handheld design. By leveraging our existing channels, we were able to access customer segments quickly. Two TrueCoat™ corded handheld sprayers are designed for the do-it-yourselfer. The TrueCoat Pro™ and ProShot® cordless handheld sprayers are designed for the do-it-yourselfer, property manager, remodeler, tradesman and professional painting contractor. In 2010, we supported these handheld sprayers with a comprehensive marketing program that included television, print and online advertising, and a dedicated website with resources and tips for successful completion of painting projects. Our Company also offers handheld sprayers for international markets under other Graco brand names.

Another strategy of the Contractor segment is to expand base markets using new technologies. We introduced our first scarifier systems in 2010. The GrindLazer™ products are designed to remove pavement lines and smooth uneven pavement surfaces. The GrindLazer products bring new technologies to the pavement maintenance industry, such as Graco InstaCut™ technology, which allows the user to turn the cutters off and on without having to lift hands off the handles.

In 2010, we also upgraded our electric and gas airless paint sprayers by adding a built-in QuikReel™ hose reel to minimize contractors' hose management difficulties and by adding FastFlush™ technology to decrease clean-up time.

Contractor products are marketed and sold in all major geographic areas. In 2010, we added distributors throughout the world that specialize in the sale of particular Contractor products. In Europe and Asia Pacific, we are pursuing a broad strategy of converting contractors accustomed to the manual application of paint and other coatings by brush and roller to spray technology. This requires extensive in-person demonstration of the productivity advantages, cost savings and finish quality of our spray equipment. This also requires the conversion of local paint distributors who may have a different method of selling their product. For example, some paint companies in the P.R.C. include spray application in the price they charge for their paint.

Lubrication Segment

The Lubrication segment represented approximately 10 percent of our Company's sales during 2010. The Lubrication segment focuses its engineering, marketing and sales efforts on two main lubrication markets: vehicle services and industrial. We supply pumps, hose reels, meters, valves and accessories to the motor vehicle lubrication market where our customers include fast oil change facilities, service garages, fleet service centers, automobile dealerships and auto parts stores. In the industrial lubrication market, we offer systems, components, and accessories for the automatic lubrication of industrial and commercial equipment, compressors, turbines, and on-road and off-road vehicles. Markets served include gas transmission and petrochemical, pulp and paper, mining and construction, agricultural equipment, food and beverage, material handling, metal manufacturing and wind energy. For the maintenance of wind power components, we offer products that automatically lubricate bearings, gears and generators, and products that evacuate and dispense oil, grease, anti-freeze and hydraulic fluids. Our lubrication products are sold through independent third party distributors, oil jobbers and directly to original equipment manufacturers.

One of our key Lubrication segment strategies is to provide products with differentiated features that are unique to the industries served. The G3™ electric lubrication pump, used to pump grease or oil in automatic lubrication systems, was released for sale in 2010. The G3 is designed to lubricate grease points on vehicles, in-plant machines and conveyors, and wind energy equipment. The G3 is a highly versatile pump platform, offering end users the unique ability to choose from three types of controls, multiple reservoir sizes and types, three power choices and the ability to record pump performance through the optional G3 Data Management System (DMS™). The G3 works with all major automatic metering systems (single line resistive, single line parallel, and series progressive). Monitoring of its on and off time, pressure, cycle counts, and machine counts make the G3 pump suitable for virtually any lubrication system application.

The Lubrication segment markets and sells our lubrication equipment worldwide, although the bulk of its sales come from North America. Products are distributed in each of our Company's major geographic markets, primarily through independent distributors serviced by a mix of independent sales representatives and Graco sales people. In 2010, the Lubrication segment focused efforts on developing products for expanded geographic markets. In 2010, we introduced the LD™ Series hose reel targeted for use in European, Asian and South American markets. The LD Series hose reels were jointly designed by our Lubrication engineering groups in the United States and in the P.R.C. for market specific applications and are manufactured in our owned facility in Suzhou, P.R.C. The Lubrication segment also upgraded the Matrix® automated oil dispense tracking system, and released Matrix software intended for use in European markets.

Raw Materials

The primary materials and components used in the manufacturing process are steel of various alloys, sizes and hardness; specialty stainless steel and aluminum bar stock, tubing and castings; tungsten carbide; electric motors; injection molded plastics; sheet metal; forgings; powdered metal; hoses; and electronic components. The raw materials and components used are generally adequately available through multiple sources of supply. In order to manage cost, our Company continues to increase its global sourcing of materials and components, primarily in the Asia Pacific region.

During 2010, the prices of aluminum, nickel, copper, steel, rubber and plastics significantly increased over 2009 pricing levels. Our Company endeavors to address fluctuations in the price and availability of various materials and components through adjustable surcharges and credits, close management of current suppliers, price negotiations and an intensive search for new suppliers. In 2010, a worldwide electronic component supply shortage increased lead times on these components. We have performed risk assessments of our key suppliers of electronic components and other commodities, and are factoring the risks identified into our commodity plans.

Intellectual Property

We own a number of patents and have patent applications pending both in the United States and in other countries, license our patents to others, and are a licensee of patents owned by others. In our opinion, our business is not materially dependent upon any one or more of these patents or licenses. Our Company also owns a number of trademarks in the United States and foreign countries, including registered trademarks for "GRACO," several forms of a capital "G," "Airlessco," "ASM," and various product trademarks that are material to our business, inasmuch as they identify Graco and our products to our customers.

Competition

We face substantial competition in all of our markets. The nature and extent of this competition varies in different markets due to the depth and breadth of our Company's products. Product quality, reliability, design, customer support and service, personal relationships, specialized engineering and pricing are the major competitive factors in our markets. Although no competitor duplicates all of our products, some competitors are larger than our Company, both in terms of sales of directly competing products and in terms of total sales and financial resources. We also face competitors with different cost structures and expectations of profitability and these companies offer competitive products at lower prices. We believe we are one of the world's leading producers of high-quality specialized fluid handling equipment in the markets we serve.

Environmental Protection

Our compliance with federal, state and local environmental laws and regulations did not have a material effect upon our capital expenditures, earnings or competitive position during the fiscal year ended December 31, 2010.

Employees

As of December 31, 2010, we employed approximately 2,200 persons. Of this total, approximately 500 were employees based outside the United States, and 800 were hourly factory workers in the United States. None of our Company's U.S. employees are covered by a collective bargaining agreement. Various national industry-wide labor agreements apply to certain employees in various countries outside the United States. Compliance with such agreements has no material effect on our Company or its operations.

Item 1A. Risk Factors

Economic Environment – Demand for our products depends on the level of commercial and industrial activity worldwide.

An economic downturn or financial market turmoil may depress demand for our equipment in all major geographies and markets. If our distributors and OEMs are unable to purchase our products because of unavailable credit or unfavorable credit terms or are simply unwilling to purchase our products, our net sales and earnings will be adversely affected.

Major Customers — Our Contractor segment depends on a few large customers for a significant portion of its sales. Significant declines in the level of purchases by these customers could reduce our sales and impact segment profitability.

Our Contractor segment derives a significant amount of revenue from a few large customers. Substantial decreases in purchases by these customers, difficulty in collecting amounts due or the loss of their business would adversely affect the profitability of this segment. The business of these customers is dependent upon the economic vitality of the construction and home maintenance markets. If these markets decline, the business of our customers could be adversely affected and their purchases of our equipment could decrease.

Foreign Operations — Conditions in foreign countries and changes in foreign exchange rates may impact our sales volume, rate of growth or profitability.

In 2010, approximately 54 percent of our sales were generated by customers located outside the United States. Operations located outside the United States expose us to special risks, including the risk of terrorist activities, civil disturbances, environmental catastrophes, supply chain disruptions, and special taxes, regulations and restrictions. We are increasing our presence in advancing economies and our revenues and net income may be adversely affected by the more volatile economic and political conditions prevalent in these regions. Changes in exchange rates between the U.S. dollar and other currencies will impact our reported sales and earnings and may make it difficult for some of our distributors to purchase products.

Suppliers — Risks associated with foreign sourcing of raw materials and components, supply interruption, delays in raw material or component delivery or supply shortages may adversely affect our production or profitability.

Our Company is sourcing an increasing percentage of our materials and components from suppliers outside the United States. Long lead times or supply interruptions associated with a global supply base may reduce our flexibility and make it more difficult to respond promptly to fluctuations in demand or respond quickly to product quality problems. Changes in exchange rates between the U.S. dollar and other currencies and fluctuations in the price of commodities may impact the manufacturing costs of our products and affect our profitability. Protective tariffs, unpredictable changes in duty rates, and trade regulation changes may make certain foreign-sourced parts no longer competitively priced. Long supply chains may be disrupted by environmental events.

Acquisitions — Our growth strategy includes acquisitions. Suitable acquisitions must be located, completed and effectively integrated into our existing businesses in order for this strategy to be successful.

We have identified acquisitions as one of the strategies by which we intend to grow our business. If we are unable to obtain financing at a reasonable cost, are unsuccessful in acquiring and integrating businesses into our business, or do not realize projected efficiencies and cost-savings from the businesses we acquire, we may be unable to meet our growth or profit objectives.

Natural Disasters — Our operations are at risk of damage or destruction by natural disasters, such as earthquakes, tornadoes or unusually heavy precipitation.

The loss of, or substantial damage to, one of our facilities could make it difficult to supply our customers with product and provide our employees with work. Our manufacturing and distribution facility in Minneapolis is on the banks of the Mississippi River where it is exposed to flooding. Flooding could also damage our European headquarters and warehouse in Maasmechelen, Belgium or our factory in Suzhou, P.R.C. Tornadoes could damage or destroy our facilities in Sioux Falls, Rogers, Minneapolis or Anoka and a typhoon could do the same to our facility in Suzhou. An earthquake may adversely impact our operations in Suzhou.

Competition – Demand for our products may be affected by new entrants who copy our products and infringe on our intellectual property.

From time to time, our Company has been faced with instances where competitors have intentionally infringed our intellectual property and/or taken advantage of our design and development efforts. In some instances, these competitors have launched broad marketing campaigns. The inability of our Company to effectively meet these challenges could adversely affect our revenues and profits and hamper our ability to grow.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The information concerning the location and general character of the physical properties of our Company contained under Item 1 - BUSINESS of this 2010 Annual Report on Form 10-K is incorporated herein by reference.

Sales activities in the country of Japan are conducted out of a leased facility in Yokohama, Japan (18,500 gross sq. ft. office) and warehousing is provided by a third-party logistics supplier. Sales and distribution activities in Korea are provided out of leased facilities in Gwangju-Gun, Korea (15,750 sq. ft. total for two separate facilities-warehouse and office). Our Company also leases space for liaison offices in the P.R.C., Vietnam and India.

Our Australian subsidiary has a third-party logistics arrangement with a global supplier to handle storage and order fulfillment for Graco products sold to Australian and New Zealand distributors. The operations, accounting, customer service and administrative staff of the Australian subsidiary are housed in leased office space in Melbourne, Australia.

Our Company's facilities are in satisfactory condition, suitable for their respective uses and are generally adequate to meet current needs. During 2010, manufacturing capacity met business demand. Production requirements in the immediate future are expected to be met through existing facilities, the installation of new automatic and semi-automatic machine tools, efficiency and productivity improvements, the use of leased space and available subcontract services.

Item 3. Legal Proceedings

Our Company is engaged in routine litigation incident to our business, which management believes will not have a material adverse effect upon our operations or consolidated financial position.

Item 4. (Removed and Reserved)

Executive Officers of Our Company

The following are all the executive officers of Graco Inc. as of February 22, 2011:

Patrick J. McHale, 49, is President and Chief Executive Officer, a position he has held since June 2007. He served as Vice President and General Manager, Lubrication Equipment Division from June 2003 to June 2007. He was Vice President of Manufacturing and Distribution Operations from April 2001 to June 2003. He served as Vice President, Contractor Equipment Division from February 2000 to March 2001. Prior to becoming Vice President, Lubrication Equipment Division in September 1999, he held various manufacturing management positions in Minneapolis, Minnesota; Plymouth, Michigan; and Sioux Falls, South Dakota. Mr. McHale joined the Company in December 1989.

David M. Ahlers, 52, became Vice President, Human Resources and Corporate Communications in April 2010. From September 2008 through March 2010, he served as the Company's Vice President, Human Resources. Prior to joining Graco, Mr. Ahlers held various human resources positions, including, most recently, Chief Human Resources Officer and Senior Managing Director of GMAC Residential Capital, from August 2003 to August 2008. He joined the Company in September 2008.

Caroline M. Chambers, 46, became Vice President and Controller in December 2006 and has served as the Company's principal accounting officer since September 2007. She was Corporate Controller from October 2005 to December 2006 and Director of Information Systems from July 2003 through September 2005. Prior to becoming Director of Information Systems, she held various management positions in the internal audit and accounting departments. Prior to joining Graco, Ms. Chambers was an auditor with Deloitte & Touche in Minneapolis, Minnesota and Paris, France. Ms. Chambers joined the Company in 1992.

Karen Park Gallivan, 54, became Vice President, General Counsel and Secretary in September 2005. She was Vice President, Human Resources from January 2003 to September 2005. Prior to joining Graco, she was Vice President of Human Resources and Communications at Syngenta Seeds, Inc., from January 1999 to January 2003. From 1988 through January 1999, she was the general counsel of Novartis Nutrition Corporation. Prior to joining Novartis, Ms. Gallivan was an attorney with the law firm of Rider, Bennett, Egan and Arundel. She joined the Company in January 2003.

James A. Graner, 66, became Chief Financial Officer and Treasurer in September 2005. He was Vice President and Controller from March 1994 to September 2005. He was Treasurer from May 1993 through February 1994. Prior to becoming Treasurer, he held various managerial positions in the treasury, accounting and information systems departments. He joined the Company in 1974.

Dale D. Johnson, 56, became Vice President and General Manager, Contractor Equipment Division in April 2001. From January 2000, through March 2001, he served as President and Chief Operating Officer. From December 1996 to January 2000, he was Vice President, Contractor Equipment Division. Prior to becoming the Director of Marketing, Contractor Equipment Division, in June 1996, he held various marketing and sales positions in the Contractor Equipment Division and the Industrial Equipment Division. He joined the Company in 1976.

Jeffrey P. Johnson, 51, is Vice President and General Manager, Asia Pacific, a position he has held since February 2008. He served as Director of Sales and Marketing, Applied Fluid Technologies Division, from June 2006 until February 2008. Prior to joining Graco, he held various sales and marketing positions, including, most recently, President of Johnson Krumwiede Roads, a full-service advertising agency, and European sales manager at General Motors Corp. He joined the Company in 2006.

David M. Lowe, 55, became Vice President and General Manager, Industrial Products Division in February 2005. He was Vice President and General Manager, European Operations from September 1999 to February 2005. Prior to becoming Vice President, Lubrication Equipment Division in December 1996, he was Treasurer. Mr. Lowe joined the Company in February 1995.

Simon J. W. Paulis, 63, became Vice President and General Manager, Europe in September 2005. From February 2005 to September 2005, he served as Director and General Manager, Europe. He served as Sales and Marketing Director, Contractor Equipment Europe from January 1999 to September 2005. Prior to joining Graco, he served as business unit manager for Black & Decker N.V., general sales manager for Alberto Culver, and marketing manager for Ralston Purina/Quaker Oats. Mr. Paulis joined the Company in January 1999.

Charles L. Rescorla, 59, became Vice President of Manufacturing, Information Systems and Distribution Operations in April 2009. He served as Vice President, Manufacturing and Distribution Operations from September 2005 to April 2009. From June 2003 to until September 2005, he was Vice President, Manufacturing/Distribution Operations and Information Systems. From April 2001 until June 2003, he was Vice President of the Industrial/Automotive Equipment Division. Prior to June 2003, he held various positions in manufacturing and engineering management. Mr. Rescorla joined the Company in June 1988.

Mark W. Sheahan, 46, became Vice President and General Manager, Applied Fluid Technologies Division in February 2008. He served as Chief Administrative Officer from September 2005 until February 2008, and was Vice President and Treasurer from December 1998 to September 2005. Prior to becoming Treasurer in December 1996, he was Manager, Treasury Services, where he was responsible for strategic and financial activities. He joined the Company in September 1995.

Brian J. Zumbolo, 41, became Vice President and General Manager, Lubrication Equipment Division in August 2007. He was Director of Sales and Marketing, Lubrication Equipment and Applied Fluid Technologies, Asia Pacific, from November 2006 through July 2007. From February 2005 to November 2006, he was the Director of Sales and Marketing, High Performance Coatings & Foam, Applied Fluid Technologies Division. Mr. Zumbolo was the Director of Sales and Marketing, Finishing Equipment from May 2004 to February 2005. Prior to May 2004, he held various marketing positions in the Industrial Equipment Division. Mr. Zumbolo joined the Company in 1999.

The Board of Directors re-elected each of the above executive officers to their current position on April 23, 2010.

PART II

Item 5. Market for the Company's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Graco Common Stock

Graco common stock is traded on the New York Stock Exchange under the ticker symbol "GGG." As of February 14, 2011, the share price was $42.50 and there were 60,105,842 shares outstanding and 2,884 common shareholders of record, which includes nominees or broker dealers holding stock on behalf of an estimated 45,000 beneficial owners.

The graph below compares the cumulative total shareholder return on the common stock of the Company for the last five fiscal years with the cumulative total return of the S&P 500 Index and the Dow Jones Industrial Machinery Index over the same period (assuming the value of the investment in Graco common stock and each index was $100 on December 31, 2005, and all dividends were reinvested).



Five Year Cummulative Total Shareholder Return
(Fiscal Year Ended Last Friday in December)
$175
$150
$125
$100
$75
$50
116
135
122
110
106
82
77
65
116
97
89
158
121
112
2005
2006
2007
2008
2009
2010
Year
Dow Jones Industrial Machinery
S&P 500
Graco Inc.

Quarterly Financial Information (Unaudited)
(In thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010				
Net sales	$ 164,721	$ 192,088	$ 189,963	$ 197,293
Gross profit	89,295	101,920	104,558	107,672
Net earnings	20,565	24,836	30,431	27,008
Per common share				
Basic net earnings	$ 0.34	$ 0.41	$ 0.51	$ 0.45
Diluted net earnings	0.34	0.41	0.50	0.44
Dividends declared	0.20	0.20	0.20	0.21
Stock price (per share)				
High	$ 31.82	$ 35.98	$ 32.61	$ 40.56
Low	25.82	28.74	27.05	30.05

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009				
Net sales	$ 137,880	$ 147,712	$ 147,308	$ 146,312
Gross profit	64,328	73,008	78,141	77,339
Net earnings	2,768	11,634	17,336	17,229
Per common share				
Basic net earnings	$ 0.05	$ 0.19	$ 0.29	$ 0.29
Diluted net earnings	0.05	0.19	0.29	0.28
Dividends declared	0.19	0.19	0.19	0.20
Stock price (per share)				
High	$ 26.42	$ 24.94	$ 30.77	$ 32.09
Low	14.17	16.40	20.57	26.37

Issuer Purchases of Equity Securities

On September 18, 2009, the Board of Directors authorized the Company to purchase up to 6,000,000 shares of its outstanding common stock, primarily through open-market transactions. The authorization expires on September 30, 2012.

In addition to shares purchased under the Board authorization, the Company purchases shares of common stock held by employees who wish to tender owned shares to satisfy the exercise price or tax withholding on stock option exercises.

No shares were purchased in the fourth quarter of 2010. As of December 31, 2010, there were 5,179,638 shares that may yet be purchased under the Board authorization.

Item 6. Selected Financial Data

Graco Inc. and Subsidiaries (in thousands, except per share amounts)

	2010	2009	2008	2007	2006
Net sales	$ 744,065	$ 579,212	$ 817,270	$ 841,339	$ 816,468
Net earnings	102,840	48,967	120,879	152,836	149,766
Per common share					
Basic net earnings	$ 1.71	$ 0.82	$ 2.01	$ 2.35	$ 2.21
Diluted net earnings	1.69	0.81	1.99	2.32	2.17
Cash dividends declared	0.81	0.77	0.75	0.68	0.60
Total assets	$ 530,474	$ 476,434	$ 579,850	$ 536,724	$ 511,603
Long-term debt (including current portion)	70,255	86,260	180,000	107,060	-

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis reviews significant factors affecting the Company's consolidated results of operations, financial condition and liquidity. This discussion should be read in conjunction with our financial statements and the accompanying notes to the financial statements. The discussion is organized in the following sections:

- Overview
- Results of Operations
- Segment Results
- Financial Condition and Cash Flow
- Critical Accounting Estimates
- Outlook

Overview

Graco designs, manufactures and markets systems and equipment to pump, meter, mix and dispense a wide variety of fluids. The Company specializes in equipment for applications that involve difficult-to-handle materials with high viscosities, materials with abrasive or corrosive properties and multiple-component materials that require precise ratio control. Graco sells primarily through independent third-party distributors worldwide to industrial and contractor end-users. More than half of our sales are outside of the United States. Graco's business is classified by management into three reportable segments, each responsible for product development, manufacturing, marketing and sales of their products. The segments are headquartered in North America. They have responsibility for sales and marketing in the Americas and joint responsibility with Europe and Asia Pacific regional management for sales and marketing in those geographic areas.

Graco's key strategies include developing and marketing new products, expanding distribution globally, opening new markets with technology and channel expansion and completing strategic acquisitions. Long-term financial growth targets accompany these strategies, including our expectation of 10 percent revenue growth and 12 percent net earnings growth.

Manufacturing is a key competency of the Company. Our management team in Minneapolis provides strategic manufacturing expertise, and is also responsible for factories not fully aligned with a single division. Our primary manufacturing facilities are in the United States and distribution facilities are located in the United States, Belgium, Japan, Korea, China and Australia.

Results of Operations

Net sales, operating earnings, net earnings and earnings per share were as follows (in millions except per share amounts):

	2010	2009	2008
Net Sales	$ 744	$ 579	$ 817
Operating Earnings	153	74	187
Net Earnings	103	49	121
Diluted Net Earnings per Common Share	$ 1.69	$ 0.81	$ 1.99

2010 Summary:

- Revenues grew by 28 percent, benefiting from the global industrial recovery and the Company's investments in new products, innovative technologies and commercial capabilities to support geographic expansion. Sales growth in all segments and regions exceeded 20 percent. By region, sales increased 24 percent in the Americas, 25 percent in Europe and 46 percent in Asia Pacific. Sales in the Industrial segment grew by 31 percent; sales in the Contractor segment grew by 23 percent and sales in the Lubrication segment increased by 35 percent.
- Translation rates did not have a significant impact on sales and earnings in 2010. Changes in Asian currencies and the Canadian dollar largely offset the effects of changes in the euro.
- Operating earnings were $153 million as compared to $74 million in the prior year, and as a percentage of sales were 21 percent, up from 13 percent in 2009.
- Net earnings totaled $103 million or $1.69 diluted earnings per share as compared to $49 million or $0.81 diluted earnings per share in 2009.
- There were 53 weeks in fiscal 2010 and 52 weeks in fiscal 2009.
- Gross profit margin as a percentage of sales improved by 3½ points from 2009, mainly due to reduction in unabsorbed manufacturing costs as compared to the prior year. Other factors contributing to improvement in the gross margin rate

included selling price increases and lower pension costs in 2010, and costs related to workforce reductions that lowered the 2009 rate.
- Investment in new product development was $38 million or 5 percent of sales in 2010.
- Total operating expenses were $32 million higher than 2009. The significant recovery in sales and earnings in 2010 resulted in higher incentive expense, accounting for approximately two-thirds of the increase in operating expense for the year. Operating expense as a percentage of sales decreased to 33½ percent in 2010 from 37½ percent.
- The effective tax rate was 31 percent as compared to 29 percent in 2009. The effect of the federal R&D tax credit of $2½ million and the domestic production deduction was lower in 2010 as a percentage of pre-tax earnings as compared to 2009.
- Cash flows from operations were strong at $101 million, though lower than the prior year as working capital requirements for accounts receivable and inventory increased in-line with sales growth.

2009 Summary:

- Weak economic conditions worldwide affected the Company's operating results. Although sales strengthened in the second half as compared to the first half of 2009, sales decreased in all segments and regions as compared to the prior year. By region, the sales decline was 28 percent in the Americas, 39 percent in Europe and 17 percent in Asia Pacific. Sales in the Industrial segment declined by 32 percent; sales in the Contractor segment declined by 22 percent and sales in the Lubrication segment declined by 34 percent.
- Unfavorable currency translation decreased net sales by approximately $10 million and decreased net earnings by approximately $4 million in 2009.
- The Company incurred $5 million of cost related to workforce reductions.
- Gross profit margin as a percentage of sales decreased by 2 percentage points from 2008. The favorable effects of pricing, product mix, lower material costs and other cost reduction activities partially offset the effects of low production volumes and increased pension costs.
- Investment in new product development was $38 million or 6½ percent of sales in 2009.
- Overall, total operating expenses were 11 percent lower than the prior year, due to lower workforce reduction costs and lower volume-related expenses. Expense reductions were partially offset by higher pension costs.
- The effective tax rate was 29 percent as compared to 32 percent in 2008. The effect of federal business credits and the domestic production deduction was greater in 2009 as a percentage of pre-tax earnings as compared to the prior year.
- Cash flows from operations remained strong at $147 million.

The following table presents net sales by geographic region (in millions):

	2010	2009	2008
Americas[1]	$ 408	$ 329	$ 455
Europe[2]	178	143	232
Asia Pacific	158	107	130
Total	$ 744	$ 579	$ 817

[1] North and South America, including the United States. Sales in the United States were $341 million in 2010, $280 million in 2009 and $384 million in 2008.

[2] Europe, Africa and Middle East

In 2010, sales in the Americas increased by 24 percent overall, with increases of 26 percent in the Industrial segment, 22 percent in the Contractor segment and 23 percent in the Lubrication segment as compared to the prior year. Most end-markets strengthened in 2010, though some select industries, such as residential and commercial construction, remain weak. More than half of the increase in the Contractor segment was due to new product launches.

In 2010, sales in Europe were strong across all segments, with an increase of 25 percent overall and 24 percent in the Industrial segment, 24 percent in the Contractor segment and 56 percent in the Lubrication segment. Sales growth was strong throughout the region.

In 2010, sales growth in Asia Pacific was especially significant, increasing of 46 percent overall and exceeding pre-recession levels. Sales grew 49 percent in the Industrial segment, 24 percent in the Contractor segment and more than double the prior year sales in the Lubrication segment. The Company has continued to invest in this region with additional commercial resources and focus on new distribution to support growing end markets.

In 2009, sales in the Americas declined by 28 percent overall, with declines of 32 percent in the Industrial segment, 19 percent in the Contractor segment and 34 percent in the Lubrication segment as compared to the prior year. In Europe, sales declined by 40 percent in the Industrial segment, 35 percent in the Contractor segment and 45 percent in the Lubrication segment. In Asia Pacific, sales declined by 21 percent in the Industrial segment, increased by 1 percent in the Contractor segment and declined by 26 percent in the Lubrication segment. Despite the severity of the global recession, commercial resources were maintained and new distribution outlets were opened in all regions and segments.

The following table presents components of net sales change:

2010	Segment			Region			
	Industrial	Contractor	Lubrication	Americas	Europe	Asia Pacific	Consolidated
Volume and Price	30 %	23 %	33 %	23 %	29 %	41 %	28 %
Currency	1 %	- %	2 %	1 %	(4) %	5 %	- %
Total	31 %	23 %	35 %	24 %	25 %	46 %	28 %

2009	Segment			Region			
	Industrial	Contractor	Lubrication	Americas	Europe	Asia Pacific	Consolidated
Volume and Price	(31) %	(23) %	(33) %	(28) %	(36) %	(17) %	(29) %
Acquisitions	- %	3 %	- %	1 %	1 %	- %	1 %
Currency	(1) %	(2) %	(1) %	(1) %	(4) %	- %	(1) %
Total	(32) %	(22) %	(34) %	(28) %	(39) %	(17) %	(29) %

The following table presents an overview of components of operating earnings as a percentage of net sales:

	2010	2009	2008
Net Sales	100.0 %	100.0 %	100.0 %
Cost of products sold	45.8	49.4	47.1
Gross profit	54.2	50.6	52.9
Product development	5.1	6.5	4.5
Selling, marketing and distribution	18.2	19.9	17.0
General and administrative	10.3	11.3	8.5
Operating earnings	20.6	12.9	22.9
Interest expense	0.5	0.8	0.9
Other expense, net	0.1	0.2	0.1
Earnings before income taxes	20.0	11.9	21.9
Income taxes	6.2	3.4	7.1
Net Earnings	13.8 %	8.5 %	14.8 %

2010 Compared to 2009

Operating earnings as a percentage of sales were 21 percent in 2010, up from 13 percent in 2009, with improvements in gross margins and expense leverage as compared to the prior year. Major factors for the improvement included improved product cost, mix and pricing, reduced unabsorbed manufacturing costs and absence of workforce reduction costs incurred in 2009.

Gross profit margin as a percentage of sales was 54 percent in 2010 as compared to 51 percent in 2009. Higher volume rates reduced unabsorbed manufacturing costs from $26 million in 2009 to $12 million in 2010 and accounted for approximately half of the improvement in gross margins. Other factors contributing to improvement in the gross margin rate included selling price increases and lower pension costs in 2010, and costs related to workforce reductions that lowered the 2009 rate.

Total operating expense increased $32 million as compared to 2009 and operating expense as a percentage of sales was 33½ percent, decreasing from 37½ percent the prior year. Higher incentive expense accounted for approximately two-thirds of the increase. Investment in new product development was $38 million or 5 percent of sales in 2010. Selling, marketing and distribution costs were

$136 million in 2010 as compared to $116 million in 2009. General and administrative costs were $77 million as compared to $65 million in the prior year.

Interest expense was $4 million in 2010 as compared to $5 million in 2009. Debt was reduced by $20 million in 2010 from the prior year.

The Company's effective tax rate was 31 percent in 2010, higher than the effective tax rate of 29 percent in 2009. The rate is lower than the U.S. federal statutory rate of 35 percent due primarily to U.S. business credits, the Domestic Production Deduction (DPD) and changes in unrecognized tax benefits resulting from favorable tax rulings. Overall, the effect of the business credits and domestic production deductions in 2010 was lower in 2010 as a percentage of pre-tax earnings as compared to the prior year.

2009 Compared to 2008

Gross profit margin as a percentage of sales was 51 percent in 2009 as compared to 53 percent in 2008. Lower production volumes accounted for approximately 4 percentage points of the reduction and increased pension costs accounted for an additional 1 percentage point of the reduction. Favorable effects of pricing, product mix, lower material costs and other cost reduction activities partially offset the effects of low production volumes and increased pension costs.

Although operating expenses in 2009 declined to $218 million compared to $245 million in the prior year, the reduction in expense as a percentage of net sales was not as great as the change in sales volume. Product development spending was $38 million as compared to $37 million in the prior year, reflecting the Company's strategic decision to continue investing in new product development. Selling, marketing and distribution costs were $116 million in 2009 as compared to $139 million in 2008. General and administrative costs were $65 million in 2009 as compared to $70 million in the prior year. Included in operating expenses was an increase in pension cost of $11 million as compared to 2008.

Consolidated operating earnings decreased 60 percent to $74 million, or 13 percent of sales in 2009, reflecting the effects of lower sales volumes, unfavorable currency translation and increased pension costs, partially offset by spending reductions and lower volume-related expenses.

Interest expense was $5 million in 2009 as compared to $8 million in 2008. Debt was reduced by $100 million in 2009 from the prior year.

The Company's effective tax rate was 29 percent in 2009, lower than the effective tax rate of 32 percent in 2008. The rate is lower than the U.S. federal statutory rate of 35 percent due primarily to U.S. business credits and the Domestic Production Deduction (DPD). The effect of the business credits and the DPD was greater in 2009 as a percentage of pre-tax earnings as compared to the prior year.

Segment Results

The following table presents net sales and operating earnings by business segment (in millions):

	2010	2009	2008
Sales			
Industrial	$ 409	$ 313	$ 463
Contractor	257	208	267
Lubrication	78	58	87
Total	$ 744	$ 579	$ 817
Operating Earnings			
Industrial	$ 126	$ 68	$ 138
Contractor	37	29	47
Lubrication	9	(3)	13
Unallocated corporate	(19)	(20)	(11)
Total	$ 153	$ 74	$ 187

Management looks at economic and financial indicators relevant to each segment and geography to gauge the business environment, as noted in the discussion below for each segment.

Industrial

The following table presents net sales, components of net sales change and operating earnings as a percentage of sales for the Industrial segment (dollars in millions):

	2010	2009	2008
Sales			
Americas	$ 187	$ 149	$ 220
Europe	109	89	148
Asia Pacific	113	75	95
Total	$ 409	$ 313	$ 463
Components of Net Sales Change			
Volume and Price	30 %	(31) %	- %
Acquisitions	- %	- %	2 %
Currency	1 %	(1) %	2 %
Total	31 %	(32) %	4 %
Operating Earnings as a Percentage of Sales	31 %	22 %	30 %

In 2010, sales in the Industrial segment increased 31 percent, with increases in all regions. By geography, sales increased by 26 percent in the Americas, 24 percent in Europe (27 percent at consistent translation rates) and 49 percent in Asia Pacific (44 percent at consistent translation rates).

In 2010, operating earnings were $126 million or 31 percent of sales as compared to $68 million or 22 percent of sales in 2009, with the higher sales and resulting increases in production volume leading to improvement in operating earnings as a percentage of sales. One percentage point of the change in operating earnings is attributed to favorable product cost, mix and selling prices, one percentage point is attributed to cost of workforce reductions in 2009, two percentage points is attributed to reduction in unabsorbed manufacturing costs and five percentage points is attributed to improved expense leverage.

In 2009, sales in the Industrial segment decreased by 32 percent, with declines in all regions. Sales declined by 32 percent in the Americas, 40 percent in Europe (36 percent at consistent translation rates) and 21 percent in Asia Pacific. Although still below the prior year, sales improved in the fourth quarter of 2009 as compared to earlier quarters.

In 2009, operating earnings in the Industrial segment were $68 million, or 22 percent of sales in 2009 as compared to $138 million, or 30 percent the prior year. One percentage point of the change in operating earnings is attributable to unfavorable currency translation and 4 percentage points of the change in operating earnings is attributable to greater unabsorbed manufacturing costs. The favorable effects of reductions in product cost, mix and price partially offset the effects of volume on operating earnings.

In this segment, sales in each geographic region are significant and management looks at economic and financial indicators in each region, including gross domestic product, industrial production, capital investment rates, automobile production, building construction and the level of the U.S. dollar versus the euro, the Canadian dollar, the Australian dollar and various Asian currencies.

Contractor

The following table presents net sales, components of net sales change and operating earnings as a percentage of sales for the Contractor segment (dollars in millions):

	2010	2009	2008
Sales			
Americas	$ 163	$ 133	$ 165
Europe	63	50	77
Asia Pacific	31	25	25
Total	$ 257	$ 208	$ 267
Components of Net Sales Change			
Volume and Price	23 %	(23) %	(15) %
Acquisitions	- %	3 %	1 %
Currency	- %	(2) %	1 %
Total	23 %	(22) %	(13) %
Operating Earnings as a Percentage of Sales	14 %	14 %	18 %

In 2010, sales in the Contractor segment increased 23 percent, with increases in all regions. By geography, sales increased by 22 percent in the Americas, 24 percent in Europe (29 percent at consistent translation rates) and 24 percent in Asia Pacific (18 percent at consistent translation rates). In the Americas, the professional paint stores channel was the primary driver of the sales increase, with more than half of the increase coming from the new handheld product line. The new handheld product was also a significant contributor to growth in Europe, though less significant in Asia Pacific due to product launch late in the year.

In 2010, operating earnings were $37 million as compared to $29 million in 2009, or 14 percent of sales in both years. Operating margin percentages were held down by costs and expenses related to new product introductions and expanding distribution as well as increase in volume-related items including incentives and distributor rebates.

In 2009, sales in the Contractor segment decreased by 22 percent, with declines of 19 percent and 35 percent (31 percent at consistent translation rates) in the Americas and Europe, respectively. Sales in Asia Pacific were steady compared to last year. In the Americas, sales declined in both the professional paint store and home center channels.

In 2009, operating earnings in the Contractor segment were $29 million or 14 percent of sales in 2009 as compared to $47 million or 18 percent the prior year. One percentage point of the change in operating earnings is attributable to unfavorable currency translation and 2 percentage points of the change is attributable to greater unabsorbed manufacturing costs in 2009. The favorable effects of reductions in product cost, mix and price partially offset the effects of volume on operating earnings.

In this segment, sales in all regions are significant and management reviews economic and financial indicators in each region, including levels of residential, commercial and institutional construction, remodeling rates and interest rates. Management also reviews gross domestic product for the regions and the level of the U.S. dollar versus the euro and other currencies.

Lubrication

The following table presents net sales, components of net sales change and operating earnings as a percentage of sales for the Lubrication segment (dollars in millions):

	2010	2009	2008
Sales			
Americas	$ 58	$ 47	$ 71
Europe	6	4	8
Asia Pacific	14	7	9
Total	$ 78	$ 58	$ 88
Components of Net Sales Change			
Volume and Price	33 %	(33) %	(4) %
Acquisitions	- %	- %	1 %
Currency	2 %	(1) %	- %
Total	35 %	(34) %	(3) %
Operating Earnings as a Percentage of Sales	11 %	(5) %	14 %

In 2010, sales in the Lubrication segment increased 35 percent, with increases in all regions. By geography, sales increased by 23 percent in the Americas, 56 percent in Europe (61 percent at consistent translation rates) and more than doubled in Asia Pacific. Sales of industrial lubrication products contributed significantly to the strong growth seen in 2010 and the Company has begun to benefit from the increase in dedicated commercial resources in Asia Pacific and Europe supporting this segment.

In 2010, operating earnings were $9 million or 11 percent of sales as compared to an operating loss of $3 million in 2009. The improvement in operating earnings as a percentage of sales can be attributed to improved product cost, mix and pricing (six percentage points), lower unabsorbed manufacturing costs (two percentage points) and improved expense leverage (six percentage points).

In 2009, sales in the Lubrication segment decreased by 34 percent, with declines of 34 percent in the Americas, 45 percent (44 percent at consistent translation rates) in Europe and 26 percent (27 percent at consistent translation rates) in Asia Pacific, with declines in both the vehicle services and industrial lubrication channels.

In 2009, the operating loss in the Lubrication segment was $3 million or 5 percent of sales in 2009 as compared to operating earnings of $12 million or 14 percent of sales the prior year. The segment continued to invest in new product development and growth in international commercial capabilities, but was severely affected by low volumes and unabsorbed manufacturing costs.

Although the Americas represent the substantial majority of sales for the Lubrication segment and indicators in that region are the most significant, management monitors indicators such as levels of gross domestic product, capital investment, industrial production and mining activity worldwide.

Unallocated corporate
(in millions)

	2010	2009	2008
Unallocated corporate (expense)	$ (19)	$ (20)	$ (11)

Unallocated corporate includes items such as stock compensation, bad debt expense, contributions to the Company's charitable foundation and certain other charges or credits driven by corporate decisions. In 2010, unallocated corporate included $10 million of stock compensation, $4 million related to the non-service cost portion of pension expense and $3 million of contributions to the Company's charitable foundation. In 2009, unallocated corporate included $9 million related to the non-service cost portion of pension expense and $9 million of stock compensation.

Financial Condition and Cash Flow

Working Capital. The following table highlights several key measures of asset performance (dollars in millions):

	2010	2009
Working capital	$ 133	$ 85
Current ratio	2.1	1.8
Days of sales in receivables outstanding	62	63
Inventory turnover (LIFO)	4.5	3.9

In 2010, the Company's financial condition and cash flows from operations were strong, with cash flows from operations totaling $101 million. Our working capital investment increased in-line with increased sales volumes. Inventories increased by $33 million with an improvement in turns from the prior year and include build-up of certain Contractor products to support 2011 growth activities. Accounts receivable increased by $24 million, with days of sales outstanding remaining consistent with the prior year. Other primary uses of cash included capital expenditures of $17 million, a voluntary contribution of $10 million to a funded pension plan, dividends of $48 million and share repurchases of $24 million.

Cash flows from operations totaled $147 million in 2009. The primary uses of cash included repayment of debt of $100 million, dividends of $45 million, capital expenditures of $11 million and a contribution of $15 million into the funded pension plan. Accounts receivable decreased by $27 million due mostly to lower sales during the year as compared to the prior year. Inventories decreased by $33 million.

Capital Structure. At December 31, 2010, the Company's capital structure included current debt of $8 million, long-term debt of $70 million and shareholders' equity of $264 million.

Shareholders' equity increased by $54 million in 2010. The key components of changes in shareholders' equity include current year earnings of $103 million, reduced by $49 million of dividends declared and $24 million of share repurchases.

Liquidity and Capital Resources. At December 31, 2010, the Company had various lines of credit totaling $270 million, including a $250 million, five year credit facility entered into in 2007 and $20 million with foreign banks. At year-end, long-term debt outstanding was $70 million. The unused portion of committed credit lines was $194 million at year-end. In addition, the Company has unused, uncommitted lines of credit totaling $11 million.

The Company has also reviewed long-term financing requirements, taking into consideration the favorable interest rates available and subsequent to year-end, reached an agreement-in-principle with a major lender to provide long-term private placement debt up to $300 million. Maturities would be between 7 years and 15 years. We expect to use this debt for general corporate purposes, working capital needs, share repurchases and acquisitions.

Internally generated funds and the Company's other sources of financing are expected to provide the Company with the flexibility to meet its liquidity needs in 2010, including its capital expenditure plan of approximately $30 million, planned dividends (estimated at $50 million) and acquisitions. If acquisition opportunities increase, the Company believes that reasonable financing alternatives are available for the Company to execute on those opportunities.

In December 2010, the Company's Board of Directors increased the Company's regular common dividend from an annual rate of $0.80 to $0.84 per share, a 5 percent increase.

Cash Flow. A summary of cash flow follows (in millions):

	2010	2009	2008
Operating Activities	$ 101	$ 147	$ 162
Investing Activities	(19)	(13)	(85)
Financing Activities	(77)	(139)	(71)
Effect of exchange rates on cash	(1)	(2)	1
Net cash provided (used)	4	(7)	7
Cash and cash equivalents at year-end	$ 10	$ 5	$ 12

Cash Flows Provided by Operating Activities. During 2010, $101 million was generated from operating cash flows, compared to $147 million in 2009. The effect of higher net earnings on cash flow was partially offset by use of cash for increases in working capital items, including increases in accounts receivable of $23 million and inventory of $33 million. Higher provisions for incentives increased accruals for salaries and incentives by $20 million in 2010, with payment expected in early 2011.

During 2009, $147 million was generated from operating cash flows, compared to $162 million in 2008. The effect of lower net earnings on cash flow was partially offset by cash provided by decreases in accounts receivable and inventory of $28 million and $33 million, respectively.

Cash Flows Used in Investing Activities. During 2010, cash was used to fund $17 million of additions to property, plant and equipment. During 2009, cash was used to fund $11 million of additions to property, plant and equipment.

Cash Flows Used in Financing Activities. During 2010, $77 million was used in financing activities as compared to $139 million in 2009. Cash dividends paid totaled $48 million, an increase of $3 million from the prior year and share repurchases totaled $24 million. During 2009, $139 million was used in financing activities, with net payments on borrowings totaling $100 million and cash dividends of $45 million.

In September 2009, the Board of Directors authorized the Company to purchase up to 6 million shares of its outstanding stock, primarily through open-market transactions. This authorization will expire on September 30, 2012 and 5.2 million shares remain available under this authorization as of December 31, 2010. The Company may make opportunistic share repurchases in the future.

Off-Balance Sheet Arrangements and Contractual Obligations. As of December 31, 2010, the Company is obligated to make cash payments in connection with its long-term debt, operating leases and purchase obligations in the amounts listed below. The Company has no significant off-balance sheet debt or other unrecorded obligations other than the items noted in the following table. In addition to the commitments noted in the following table, the Company could be obligated to perform under standby letters of credit totaling $2 million at December 31, 2010. The Company has also guaranteed the debt of its subsidiaries for up to $32 million. All debt of subsidiaries is reflected in the consolidated balance sheets.

	Payments due by period (in millions)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 70	$ -	$ 70	$ -	$ -
Operating leases	10	3	4	2	1
Purchase obligations[1]	42	42	-	-	-
Interest on long-term debt	1	1	-	-	-
Unfunded pension and postretirement medical benefits[2]	27	2	5	5	15
Total	$ 150	$ 48	$ 79	$ 7	$ 16

[1] The Company is committed to pay suppliers under the terms of open purchase orders issued in the normal course of business. The Company also has commitments with certain suppliers to purchase minimum quantities, and under the terms of certain agreements, the Company is committed for certain portions of the supplier's inventory. The Company does not purchase, or commit to purchase, quantities in excess of normal usage or amounts that cannot be used within one year.

[2] The amounts and timing of future Company contributions to the funded qualified defined benefit pension plan are unknown because they are dependent on pension fund asset performance. The Company expects that no contribution to the funded pension plan will be required in 2011.

Critical Accounting Estimates

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The Company's most significant accounting policies are disclosed in Note A to the consolidated financial statements. The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts will differ from those estimates. The Company considers the following policies to involve the most judgment in the preparation of the Company's consolidated financial statements.

Excess and Discontinued Inventory. The Company's inventories are valued at the lower of cost or market. Reserves for excess and discontinued products are estimated. The amount of the reserve is determined based on projected sales information, plans for discontinued products and other factors. Though management considers these balances adequate, changes in sales volumes due to unanticipated economic or competitive conditions are among the factors that would result in materially different amounts for this item.

Goodwill and Other Intangible Assets. The company performs impairment testing for goodwill and other intangible assets annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. For goodwill, the Company performs impairment reviews for the Company's reporting units, which have been determined to be the Company's divisions using a fair-value method based on management's judgments and assumptions. The Company estimates the fair value of the reporting units by an allocation of market capitalization value, cross-checked by a present value of future cash flows calculation. The estimated fair value is then compared with the carrying amount of the reporting unit, including recorded goodwill. The Company also performs a separate impairment test for each other intangible asset with indefinite life, based on estimated future use and discounting estimated future cash flows. A considerable amount of management judgment and assumptions are required in performing the impairment tests. Though management considers its judgments and assumptions to be reasonable, changes in product offerings or marketing strategies could change the estimated fair values and result in impairment charges.

Product Warranty. A liability is established for estimated warranty claims to be paid in the future that relate to current and prior period sales. The Company estimates these costs based on historical claim experience, changes in warranty programs and other factors, including evaluating specific product warranty issues. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses relating to warranty issues. Though management considers these balances adequate, changes in the Company's warranty policy or a significant change in product defects versus historical averages are among the factors that would result in materially different amounts for this item.

Income Taxes. In the preparation of the Company's consolidated financial statements, management calculates income taxes. This includes estimating current tax liability as well as assessing temporary differences resulting from different treatment of items for tax and financial statement purposes. These differences result in deferred tax assets and liabilities, which are recorded on the balance sheet using statutory rates in effect for the year in which the differences are expected to reverse. These assets and liabilities are analyzed regularly and management assesses the likelihood that deferred tax assets will be recoverable from future taxable income. A valuation allowance is established to the extent that management believes that recovery is not likely. Liabilities for uncertain tax positions are also established for potential and ongoing audits of federal, state and international issues. The Company routinely monitors the potential impact of such situations and believes that liabilities are properly stated. Valuations related to amounts owed and tax rates could be impacted by changes to tax codes, changes in statutory rates, the Company's future taxable income levels and the results of tax audits.

Retirement Obligations. The measurements of the Company's pension and postretirement medical obligations are dependent on a number of assumptions including estimates of the present value of projected future payments, taking into consideration future events such as salary increase and demographic experience. These assumptions may have an impact on the expense and timing of future contributions.

The assumptions used in developing the required estimates for pension obligations include discount rate, inflation, salary increases, retirement rates, expected return on plan assets and mortality rates. The assumptions used in developing the required estimates for postretirement medical obligations include discount rates, rate of future increase in medical costs and participation rates.

For U.S. plans, the Company establishes its discount rate assumption by reference to the "Citigroup Pension Liability Index", a published index commonly used as a benchmark. For plans outside the U.S., the Company establishes a rate by country by reference to highly rated corporate bonds. These reference points have been determined to adequately match expected plan cash flows. The Company bases its inflation assumption on an evaluation of external market indicators. The salary assumptions are based on actual historical experience, the near-term outlook and assumed inflation. Retirement rates are based on experience. The investment return assumption is based on the expected long-term performance of plan assets. In setting this number, the Company considers the input of actuaries and investment advisors, its long-term historical returns, the allocation of plan assets and projected returns on plan assets. The Company maintained its investment return assumption at 8.5 percent for 2011. Mortality rates are based on a common group mortality table for males and females.

Net pension cost in 2010 was $9 million and was allocated to cost of products sold and operating expenses based on salaries and wages. At December 31, 2010, a one-half percentage point decrease in the indicated assumptions would have the following effects (in millions):

Assumption	Funded Status	Expense
Discount rate	$ (17)	$ 2
Expected return on assets	-	1

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued several Accounting Standards Updates (ASU) that will be effective for the Company in 2011. New guidance on revenue recognition (ASU 2009-13 and 2009-14) and on goodwill impairment testing (ASU 2010-29) will not have a significant impact on the Company's consolidated financial statements. New guidance on pro forma financial information for business combinations (ASU 2010-29) will be considered for disclosures of future acquisitions.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company sells and purchases products and services in currencies other than the U.S. dollar and pays variable interest rates on borrowings under its primary credit facility. Consequently, the Company is subject to profitability risk arising from exchange and interest rate movements. The Company may use a variety of financial and derivative instruments to manage foreign currency and interest rate risks. The Company does not enter into any of these instruments for trading purposes to generate revenue. Rather, the Company's objective in managing these risks is to reduce fluctuations in earnings and cash flows associated with changes in foreign currency exchange and interest rates.

The Company may use forward exchange contracts, options and other hedging activities to hedge the U.S. dollar value resulting from anticipated currency transactions and net monetary asset and liability positions. At December 31, 2010, the currencies to which the Company had the most significant balance sheet exchange rate exposure were the euro, Canadian dollar, British pound, Japanese yen, Australian dollar, Chinese yuan renminbi and South Korean won. It is not possible to determine the true impact of currency rate changes; however, the direct translation effect on net sales and net earnings can be estimated. When compared to 2009 results, the effect of the stronger U.S. dollar versus the euro was largely offset by strengthening of Asian currencies and for the year ended December 31, 2010, the impact of currency translation resulted in a calculated increase in net sales and net earnings of approximately $3 million and $2 million, respectively. For the year ended December 25, 2009, the calculated impact of currency translation resulted in an increase in net sales and net earnings of approximately $10 million and $4 million, respectively.

2011 Outlook

Management believes that the Company is well positioned for another year of solid growth in sales and earnings in 2011, building on momentum created in 2010. Investments in new product engineering, development of global commercial capabilities and channel expansion should continue to provide growth in the coming year. Further recovery in the global industrial economy should drive continued growth in the Industrial and Lubrication segments in all regions. The outlook for industrial growth in advancing economies is particularly positive and the Company intends to move forward aggressively with adding commercial resources in those areas. The Company remains cautious about the residential and commercial construction recovery in the U.S. and other areas. However, investments in new products, end-user conversion and channel expansion should provide opportunity for success in the Contractor segment in 2011.

The Company's backlog is typically small compared to annual sales and is not a good indicator of future business levels. In addition to economic growth, the successful launch of new products and expanded distribution coverage, the sales outlook is dependent on many factors, including realization of price increases and stable foreign currency exchange rates.

The Company will continue to pursue strategies focused on growth, with new product development, international expansion, entering new markets and strategic acquisitions. In 2011, the Company intends to expand capital resources, make additional share repurchases and will continue to evaluate acquisition prospects.

Forward-Looking Statements

A forward-looking statement is any statement made in this report and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press or earnings releases, analyst briefings, conference calls and the Company's Annual Report to shareholders, which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Item 1A of, and Exhibit 99 to, this Annual Report on Form 10-K for fiscal year 2010 for a more comprehensive discussion of these and other risk factors.

Investors should realize that factors other than those identified above and in Item 1A and Exhibit 99 might prove important to the Company's future results. It is not possible for management to identify each and every factor that may have an impact on the Company's operations in the future as new factors can develop from time to time.

Item 8. Financial Statements and Supplementary Data

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control system was designed to provide reasonable assurance to management and the board of directors regarding the reliability of financial reporting and preparation of financial statements in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on our assessment and those criteria, management believes the Company's internal control over financial reporting is effective as of December 31, 2010.

The Company's independent auditors have issued an attestation report on the Company's internal control over financial reporting. That report appears in this Form 10-K.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Internal Control Over Financial Reporting

To the Shareholders and Board of Directors of
Graco Inc.

We have audited the internal control over financial reporting of Graco Inc. and Subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010, of the Company and our report dated February 22, 2011, expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 22, 2011

Consolidated Financial Statements

To the Shareholders and Board of Directors of
Graco Inc.

We have audited the accompanying consolidated balance sheets of Graco Inc. and Subsidiaries (the "Company") as of December 31, 2010 and December 25, 2009, and the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Graco Inc. and Subsidiaries as of December 31, 2010 and December 25, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2011, expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 22, 2011

GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands except per share amounts)

	Years Ended		
	December 31, 2010	December 25, 2009	December 26, 2008
Net Sales	$ 744,065	$ 579,212	$ 817,270
Cost of products sold	340,620	286,396	385,093
Gross Profit	403,445	292,816	432,177
Product development	37,699	37,538	36,558
Selling, marketing and distribution	135,903	115,550	138,665
General and administrative	76,702	65,261	69,589
Operating Earnings	153,141	74,467	187,365
Interest expense	4,184	4,854	7,633
Other expense, net	417	946	1,153
Earnings Before Income Taxes	148,540	68,667	178,579
Income taxes	45,700	19,700	57,700
Net Earnings	$ 102,840	$ 48,967	$ 120,879
Basic Net Earnings per Common Share	$ 1.71	$ 0.82	$ 2.01
Diluted Net Earnings per Common Share	$ 1.69	$ 0.81	$ 1.99
Cash Dividends Declared per Common Share	$ 0.81	$ 0.77	$ 0.75

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Years Ended		
	December 31, 2010	December 25, 2009	December 26, 2008
Net Earnings	$ 102,840	$ 48,967	$ 120,879
Other comprehensive income (loss)			
Cumulative translation adjustment	-	234	(1,105)
Pension and postretirement medical liability adjustment	(4,297)	34,576	(102,741)
Gain (loss) on interest rate hedge contracts	3,268	1,214	(3,236)
Income taxes	313	(13,263)	39,290
Other comprehensive income (loss)	(716)	22,761	(67,792)
Comprehensive Income	$ 102,124	$ 71,728	$ 53,087

See notes to consolidated financial statements.

GRACO INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31, 2010	December 25, 2009
ASSETS		
Current Assets		
Cash and cash equivalents	$ 9,591	$ 5,412
Accounts receivable, less allowances of $5,600 and $6,500	124,593	100,824
Inventories	91,620	58,658
Deferred income taxes	18,647	20,380
Other current assets	7,957	3,719
Total current assets	252,408	188,993
Property, Plant and Equipment, net	134,185	139,053
Goodwill	91,740	91,740
Other Intangible Assets, net	28,338	40,170
Deferred Income Taxes	14,696	8,372
Other Assets	9,107	8,106
Total Assets	$ 530,474	$ 476,434
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable to banks	$ 8,183	$ 12,028
Trade accounts payable	19,669	17,983
Salaries and incentives	34,907	14,428
Dividends payable	12,610	12,003
Other current liabilities	44,385	47,373
Total current liabilities	119,754	103,815
Long-term Debt	70,255	86,260
Retirement Benefits and Deferred Compensation	76,351	73,705
Uncertain Tax Positions	-	3,000
Commitments and Contingencies (Note K)		
Shareholders' Equity		
Common stock, $1 par value; 97,000,000 shares authorized; 60,047,955 and 59,999,158 shares outstanding in 2010 and 2009	60,048	59,999
Additional paid-in-capital	212,073	190,261
Retained earnings	44,436	11,121
Accumulated other comprehensive income (loss)	(52,443)	(51,727)
Total shareholders' equity	264,114	209,654
Total Liabilities and Shareholders' Equity	$ 530,474	$ 476,434

See notes to consolidated financial statements.

GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended		
	December 31, 2010	December 25, 2009	December 26, 2008
Cash Flows From Operating Activities			
Net earnings	$ 102,840	$ 48,967	$ 120,879
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation, amortization and impairment	33,973	35,140	35,495
Deferred income taxes	(4,248)	(69)	(160)
Share-based compensation	10,024	9,369	9,051
Excess tax benefit related to share-based payment arrangements	(1,988)	(375)	(2,873)
Change in			
Accounts receivable	(23,285)	28,420	14,965
Inventories	(32,997)	32,663	(9,937)
Trade accounts payable	1,670	(701)	(6,806)
Salaries and incentives	20,453	(2,893)	(3,169)
Retirement benefits and deferred compensation	(1,428)	(848)	(2,672)
Other accrued liabilities	(18)	(2,838)	5,658
Other	(3,873)	(303)	2,047
Net cash provided by operating activities	101,123	146,532	162,478
Cash Flows From Investing Activities			
Property, plant and equipment additions	(16,620)	(11,463)	(29,102)
Proceeds from sale of property, plant and equipment	257	770	1,768
Investment in life insurance	(1,499)	(1,499)	(1,499)
Capitalized software and other intangible asset additions	(907)	(602)	(1,327)
Acquisition of businesses, net of cash acquired	-	-	(55,186)
Net cash used in investing activities	(18,769)	(12,794)	(85,346)
Cash Flows From Financing Activities			
Borrowings on short-term lines of credit	10,584	10,824	12,431
Payments on short-term lines of credit	(13,789)	(17,209)	(13,760)
Borrowings on long-term line of credit	140,540	270,715	450,470
Payments on long-term line of credit	(156,545)	(364,455)	(377,530)
Excess tax benefit related to share-based payment arrangements	1,988	375	2,873
Common stock issued	12,794	6,571	13,701
Common stock repurchased	(24,218)	(187)	(114,836)
Cash dividends paid	(48,146)	(45,444)	(44,702)
Net cash used in financing activities	(76,792)	(138,810)	(71,353)
Effect of exchange rate changes on cash	(1,383)	(1,635)	1,418
Net increase (decrease) in cash and cash equivalents	4,179	(6,707)	7,197
Cash and Cash Equivalents			
Beginning of year	5,412	12,119	4,922
End of year	$ 9,591	$ 5,412	$ 12,119

See notes to consolidated financial statements.

GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Compre-hensive Income (Loss)	Total
Balance December 28, 2007	$ 61,964	$ 156,420	$ 32,986	$ (6,696)	$ 244,674
Shares issued	645	13,056	-	-	13,701
Shares repurchased	(3,093)	(8,093)	(100,881)	-	(112,067)
Stock compensation cost	-	9,051	-	-	9,051
Tax benefit related to stock options exercised	-	3,473	-	-	3,473
Restricted stock cancelled	-	254	-	-	254
Net earnings	-	-	120,879	-	120,879
Dividends declared	-	-	(44,539)	-	(44,539)
Other comprehensive income (loss)	-	-	-	(67,792)	(67,792)
Balance December 26, 2008	59,516	174,161	8,445	(74,488)	167,634
Shares issued	491	6,080	-	-	6,571
Shares repurchased	(8)	(23)	(156)	-	(187)
Stock compensation cost	-	9,369	-	-	9,369
Tax benefit related to stock options exercised	-	674	-	-	674
Net earnings	-	-	48,967	-	48,967
Dividends declared	-	-	(46,135)	-	(46,135)
Other comprehensive income (loss)	-	-	-	22,761	22,761
Balance December 25, 2009	59,999	190,261	11,121	(51,727)	209,654
Shares issued	875	11,919	-	-	12,794
Shares repurchased	(826)	(2,619)	(20,773)	-	(24,218)
Stock compensation cost	-	10,024	-	-	10,024
Tax benefit related to stock options exercised	-	2,488	-	-	2,488
Net earnings	-	-	102,840	-	102,840
Dividends declared	-	-	(48,752)	-	(48,752)
Other comprehensive income (loss)	-	-	-	(716)	(716)
Balance December 31, 2010	$ 60,048	$ 212,073	$ 44,436	$ (52,443)	$ 264,114

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Graco Inc. and Subsidiaries
Years Ended December 31, 2010, December 25, 2009 and December 26, 2008

A. Summary of Significant Accounting Policies

Fiscal Year. The fiscal year of Graco Inc. and Subsidiaries (the Company) is 52 or 53 weeks, ending on the last Friday in December. The year ended December 31, 2010, was a 53-week year. Years ended December 25, 2009 and December 26, 2008, were 52-week years.

Basis of Statement Presentation. The consolidated financial statements include the accounts of the parent company and its subsidiaries after elimination of all significant intercompany balances and transactions. As of December 31, 2010, all subsidiaries are 100 percent owned.

Foreign Currency Translation. The U.S. dollar is the functional currency for all foreign subsidiaries. Accordingly, gains and losses from the translation of foreign currency balances and transactions of those subsidiaries are included in other expense, net.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents. All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

Inventory Valuation. Inventories are stated at the lower of cost or market. The last-in, first-out (LIFO) cost method is used for valuing most U.S. inventories. Inventories of foreign subsidiaries are valued using the first-in, first-out (FIFO) cost method.

Other Current Assets. Amounts included in other current assets were (in thousands):

	2010	2009
Prepaid income taxes	$ 5,879	$ 1,928
Prepaid expenses and other	2,078	1,791
Total	$ 7,957	$ 3,719

Property, Plant and Equipment. For financial reporting purposes, plant and equipment are depreciated over their estimated useful lives, primarily by using the straight-line method as follows:

Buildings and improvements	10 to 30 years
Leasehold improvements	lesser of 5 to 10 years or life of lease
Manufacturing equipment	lesser of 5 to 10 years or life of equipment
Office, warehouse and automotive equipment	3 to 10 years

Intangible Assets. Goodwill has been assigned to reporting units, which are the Company's divisions. The amounts of goodwill for each reportable segment were (in thousands):

	2010	2009
Industrial	$ 59,511	$ 59,511
Contractor	12,732	12,732
Lubrication	19,497	19,497
Total	$ 91,740	$ 91,740

Components of other intangible assets were (dollars in thousands):

	Estimated Life (years)	Cost	Accumulated Amortization	Foreign Currency Translation	Book Value
December 31, 2010					
Customer relationships	3 - 8	$ 41,075	$ (24,840)	$ (181)	$ 16,054
Patents, proprietary technology and product documentation	3 - 10	19,902	(13,956)	(87)	5,859
Trademarks, trade names and other	3 - 10	8,154	(4,909)	-	3,245
		69,131	(43,705)	(268)	25,158
Not Subject to Amortization					
Brand names		3,180	-	-	3,180
Total		$ 72,311	$ (43,705)	$ (268)	$ 28,338
December 25, 2009					
Customer relationships	3 - 8	$ 41,075	$ (18,655)	$ (181)	$ 22,239
Patents, proprietary technology and product documentation	3 - 10	22,862	(13,708)	(87)	9,067
Trademarks, trade names and other	3 - 10	8,154	(2,470)	-	5,684
		72,091	(34,833)	(268)	36,990
Not Subject to Amortization					
Brand names		3,180	-	-	3,180
Total		$ 75,271	$ (34,833)	$ (268)	$ 40,170

Amortization of intangibles was $11.8 million in 2010 and $12.3 million in 2009. Estimated future annual amortization is as follows: $10.7 million in 2011, $8.8 million in 2012, $4.1 million in 2013, $0.9 million in 2014 and $0.7 million thereafter.

In 2009, the useful life of certain brand names was determined to be no longer indefinite. After impairment charges totaling $0.5 million, reflected above as a reduction of cost, the remaining cost of such brand names, totaling $6.1 million, is being amortized over a three-year period. In 2008, the Company recorded impairment charges totaling $3.6 million, primarily due to reduced expectations with respect to future sales of certain branded products within the industrial segment.

Other Assets. Components of other assets were (in thousands):

	2010	2009
Cash surrender value of life insurance	$ 6,185	$ 4,409
Capitalized software	1,050	945
Deposits and other	1,872	2,752
Total	$ 9,107	$ 8,106

The Company paid $1.5 million in 2010 for contracts insuring the lives of certain employees who are eligible to participate in certain non-qualified pension and deferred compensation plans. These insurance contracts will be used to fund the non-qualified pension and deferred compensation arrangements. The insurance contracts are held in a trust and are available to general creditors in the event of the Company's insolvency. Changes in cash surrender value are recorded in operating expense and were not significant in 2010, 2009 and 2008.

Capitalized software is amortized over its estimated useful life (generally 2 to 5 years) beginning at date of implementation.

Impairment of Long-Lived Assets. The Company evaluates long-lived assets (including property and equipment, goodwill and other intangible assets) for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Goodwill and other intangible assets not subject to amortization are also reviewed for impairment annually in the fourth quarter. Except for the impairment of certain intangibles noted above, there have been no significant write-downs of any long-lived assets in the periods presented.

Other Current Liabilities. Components of other current liabilities were (in thousands):

	2010	2009
Accrued self-insurance retentions	$ 6,675	$ 7,785
Accrued warranty and service liabilities	6,862	7,437
Accrued trade promotions	5,947	2,953
Payable for employee stock purchases	5,655	5,115
Income taxes payable	733	1,550
Other	18,513	22,533
Total	$ 44,385	$ 47,373

Self-Insurance. The Company is self-insured for certain losses and costs relating to product liability, workers' compensation and employee medical benefits claims. The Company has purchased stop-loss coverage in order to limit its exposure to significant claims. Accrued self-insured retentions are based on claims filed and estimates of claims incurred but not reported.

Product Warranties. A liability is established for estimated future warranty and service claims that relate to current and prior period sales. The Company estimates warranty costs based on historical claim experience and other factors including evaluating specific product warranty issues. Following is a summary of activity in accrued warranty and service liabilities (in thousands):

	2010	2009
Balance, beginning of year	$ 7,437	$ 8,033
Charged to expense	3,484	4,548
Margin on parts sales reversed	3,412	2,876
Reductions for claims settled	(7,471)	(8,020)
Balance, end of year	$ 6,862	$ 7,437

Revenue Recognition. Sales are recognized when revenue is realized or realizable and has been earned. The Company's policy is to recognize revenue when risk and title passes to the customer. This is generally on the date of shipment, however certain sales have terms requiring recognition when received by the customer. In cases where there are specific customer acceptance provisions, revenue is recognized at the later of customer acceptance or shipment (subject to shipping terms). Payment terms are established based on the type of product, distributor capabilities and competitive market conditions. Rights of return are typically contractually limited, amounts are estimable, and the Company records provisions for anticipated returns and warranty claims at the time revenue is recognized. Historically, sales returns have been approximately 2 percent of sales. Provisions for sales returns are recorded as a reduction of net sales, and provisions for warranty claims are recorded in selling, marketing and distribution expenses. From time to time, the Company may promote the sale of new products by agreeing to accept returns of superseded products. In such cases, provisions for estimated returns are recorded as a reduction of net sales.

Trade promotions are offered to distributors and end users through various programs, generally with terms of one year or less. Such promotions include cooperative advertising arrangements, rebates based on annual purchases, coupons and reimbursement for competitive products. Payment of incentives may take the form of cash, trade credit, promotional merchandise or free product. Under cooperative advertising arrangements, the Company reimburses the distributor for a portion of its advertising costs related to the Company's products; estimated costs are accrued at the time of sale and classified as selling, marketing and distribution expense. Rebates are accrued based on the program rates and progress toward the estimated annual sales amount, and are recorded as a reduction of sales (cash, trade credit) or cost of products sold (free goods). The estimated costs related to coupon programs are accrued at the time of sale and classified as selling, marketing and distribution expense or cost of products sold, depending on the type of incentive offered.

Earnings Per Common Share. Basic net earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the year. Diluted net earnings per share is computed after giving effect to the exercise of all dilutive outstanding option grants.

Comprehensive Income. Comprehensive income is a measure of all changes in shareholders' equity except those resulting from investments by and distributions to owners, and includes such items as net earnings, certain foreign currency translation items, changes in the value of qualifying hedges and pension liability adjustments.

Derivative Instruments and Hedging Activities. The Company accounts for all derivatives, including those embedded in other contracts, as either assets or liabilities and measures those financial instruments at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation.

As part of its risk management program, the Company may periodically use forward exchange contracts and interest rate swaps to manage known market exposures. Terms of derivative instruments are structured to match the terms of the risk being managed and are generally held to maturity. The Company does not hold or issue derivative financial instruments for trading purposes. All other contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. The Company's policy is to not enter into contracts with terms that cannot be designated as normal purchases or sales.

In 2007, the Company entered into interest rate swap contracts that effectively fix the rates paid on a total of $80 million of variable rate borrowings. One contract fixed the rate on $40 million of borrowings at 4.7 percent plus the applicable spread (depending on cash flow leverage ratio) until December 2010. The second contract fixed an additional $40 million of borrowings at 4.6 percent plus the applicable spread until January 2011. Both contracts were designated as cash flow hedges against interest rate volatility. Consequently, changes in the fair market value were recorded in accumulated other comprehensive income (loss) (AOCI). Amounts included in AOCI were reclassified to earnings as interest rates varied and as the swap contracts approached expiration dates. Net amounts paid or payable under terms of the contracts were charged to interest expense and totaled $3.5 million in 2010 and $3.0 million in 2009.

The Company periodically evaluates its monetary asset and liability positions denominated in foreign currencies. The Company enters into forward contracts or options, or borrows in various currencies, in order to hedge its net monetary positions. These instruments are recorded at current market values and the gains and losses are included in other expense, net. There were seven contracts outstanding as of December 31, 2010, with notional amounts totaling $19 million. There were 64 contracts outstanding during all or part of 2010, with net losses of $1.9 million offsetting $1.3 million of exchange gains on net monetary positions, included in other expense, net. The Company believes it uses strong financial counterparts in these transactions and that the resulting credit risk under these hedging strategies is not significant.

The Company uses significant other observable inputs to value the derivative instruments used to hedge interest rate volatility and net monetary positions, including reference to market prices and financial models that incorporate relevant market assumptions. The fair market value and balance sheet classification of such instruments follows (in thousands):

	Balance Sheet Classification	2010	2009
Gain (loss) on interest rate hedge contracts	Other current liabilities	$ (454)	$ (3,722)
Gain (loss) on foreign currency forward contracts			
Gains		$ 92	$ 207
Losses		(284)	(249)
Net	Other current liabilities	$ (192)	$ (42)

The Company may periodically hedge other anticipated transactions, generally with forward exchange contracts, which are designated as cash flow hedges. Gains and losses representing effective hedges are initially recorded as a component of other comprehensive income and are subsequently reclassified into earnings when the hedged exposure affects earnings. There were no gains or losses on such transactions in 2010, 2009 and 2008, and there were no such transactions outstanding as of December 31, 2010, and December 25, 2009.

Cash flow presentation. In 2010, the Company changed its cash flow presentation of notes payable activity, for all periods presented, to separately disclose borrowings and payments. In prior years, such activity was disclosed on a net basis. The Company also changed the cash flow presentation of activity on the swingline portion of its long-term revolving credit arrangement by changing the method it uses to accumulate borrowing and payment amounts. The effect of this change was to increase both borrowings and payments on long-term line of credit by $193 million in 2009 and $208 million in 2008. These changes had no impact on net cash used in financing activities.

Recent Accounting Pronouncements. The Financial Accounting Standards Board (FASB) has issued several Accounting Standards Updates (ASU) that will be effective for the Company in 2011. New guidance on revenue recognition (ASU 2009-13 and 2009-14) and on goodwill impairment testing (ASU 2010-29) will not have a significant impact on the Company's consolidated financial statements. New guidance on pro forma financial information for business combinations (ASU 2010-29) will be considered for disclosures of future acquisitions.

B. *Segment Information*

The Company has three reportable segments: Industrial, Contractor and Lubrication. The Industrial segment markets equipment and pre-engineered packages for moving and applying paints, coatings, sealants, adhesives and other fluids. Markets served include automotive and truck assembly and components plants, wood products, rail, marine, aerospace, farm, construction, bus, recreational vehicles, and various other industries. The Contractor segment markets sprayers for architectural coatings for painting, corrosion control, texture, and line striping. The Lubrication segment markets products to move and dispense lubricants for fast oil change facilities, service garages, fleet service centers, automobile dealerships, the mining industry and industrial lubrication applications. All segments market parts and accessories for their products.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The cost of manufacturing for each segment is based on product cost, and expenses are based on actual costs incurred along with cost allocations of shared and centralized functions based on activities performed, sales or space utilization. The Company began identifying or allocating certain assets to segments in 2010. Depreciation expense is charged to the manufacturing or operating cost center that utilizes the asset, and is then allocated to segments on the same basis as other expenses within that cost center.

Reportable segments are defined by product. Segments are responsible for development, manufacturing, marketing and sales of their products. This allows for focused marketing and efficient product development. The segments share common purchasing, certain manufacturing, distribution and administration functions.

Reportable Segments (in thousands)	2010	2009	2008
Net Sales			
Industrial	$ 409,569	$ 312,935	$ 462,941
Contractor	256,588	208,544	266,772
Lubrication	77,908	57,733	87,557
Total	$ 744,065	$ 579,212	$ 817,270
Operating Earnings			
Industrial	$ 126,266	$ 68,310	$ 138,240
Contractor	36,952	28,952	47,156
Lubrication	8,897	(2,907)	12,475
Unallocated corporate (expense)	(18,974)	(19,888)	(10,506)
Total	$ 153,141	$ 74,467	$ 187,365
Assets			
Industrial	$ 270,160		
Contractor	134,938		
Lubrication	81,746		
Unallocated corporate	43,630		
Total	$ 530,474		

Unallocated corporate (expense) is not included in management's measurement of segment performance and includes such items as stock compensation, bad debt expense, charitable contributions and certain portions of pension expense. Unallocated assets include cash, allowances and valuation reserves, deferred income taxes, certain capital items and other assets.

Geographic Information (in thousands)	2010	2009	2008
Net sales (based on customer location)			
United States	$ 341,009	$ 279,814	$ 384,221
Other countries	403,056	299,398	433,049
Total	$ 744,065	$ 579,212	$ 817,270
Long-lived assets			
United States	$ 117,859	$ 122,035	
Other countries	16,326	17,018	
Total	$ 134,185	$ 139,053	

Sales to Major Customers

There were no customers that accounted for 10 percent or more of consolidated sales in 2010, 2009 or 2008.

C. Inventories

Major components of inventories were as follows (in thousands):

	2010	2009
Finished products and components	$ 48,670	$ 36,665
Products and components in various stages of completion	31,275	22,646
Raw materials and purchased components	46,693	31,826
	126,638	91,137
Reduction to LIFO cost	(35,018)	(32,479)
Total	$ 91,620	$ 58,658

Inventories valued under the LIFO method were $63.3 million for 2010 and $36.7 million for 2009. All other inventory was valued on the FIFO method.

Certain inventory quantities were reduced in 2009, resulting in liquidation of LIFO inventory quantities carried at lower costs from prior years. The effect on net earnings was not significant.

D. Property, Plant and Equipment

Property, plant and equipment were as follows (in thousands):

	2010	2009
Land and improvements	$ 10,305	$ 10,303
Buildings and improvements	102,667	102,222
Manufacturing equipment	189,741	188,225
Office, warehouse and automotive equipment	32,043	31,442
Additions in progress	10,098	2,248
Total property, plant and equipment	344,854	334,440
Accumulated depreciation	(210,669)	(195,387)
Net property, plant and equipment	$ 134,185	$ 139,053

Depreciation expense was $21.2 million in 2010, $21.7 million in 2009 and $20.9 million in 2008.

E. Income Taxes

Earnings before income tax expense consist of (in thousands):

	2010	2009	2008
Domestic	$ 137,213	$ 55,749	$ 159,972
Foreign	11,327	12,918	18,607
Total	$ 148,540	$ 68,667	$ 178,579

Income tax expense consists of (in thousands):

	2010	2009	2008
Current			
Domestic			
Federal	$ 43,580	$ 17,002	$ 50,483
State and local	2,200	(133)	2,300
Foreign	4,151	2,953	4,741
	49,931	19,822	57,524
Deferred			
Domestic	(2,364)	(448)	(436)
Foreign	(1,867)	326	612
	(4,231)	(122)	176
Total	$ 45,700	$ 19,700	$ 57,700

Income taxes paid were $55.7 million, $15.3 million and $55.8 million in 2010, 2009 and 2008.

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

	2010	2009	2008
Statutory tax rate	35 %	35 %	35 %
Tax effect of international operations	1	(1)	(1)
State taxes, net of federal effect	1	-	1
U.S. general business tax credits	(2)	(3)	(1)
Domestic production deduction	(3)	(2)	(2)
Change in unrecognized tax benefits	(2)	-	-
Other	1	-	-
Effective tax rate	31 %	29 %	32 %

Deferred income taxes are provided for temporary differences between the financial reporting and the tax basis of assets and liabilities. The deferred tax assets (liabilities) resulting from these differences are as follows (in thousands):

	2010	2009
Inventory valuations	$ 8,848	$ 7,532
Self-insurance retention accruals	2,168	2,403
Warranty reserves	2,177	2,370
Vacation accruals	2,299	2,025
Bad debt reserves	1,624	1,730
Stock compensation	-	2,000
Interest rate swaps	168	1,397
Other	1,363	923
Total Current	18,647	20,380
Unremitted earnings of consolidated foreign subsidiaries	(3,100)	(1,800)
Excess of tax over book depreciation	(19,518)	(22,114)
Pension liability	17,686	16,951
Postretirement medical	7,790	7,587
Stock compensation	10,194	5,947
Deferred compensation	877	833
Other	767	968
Total Non-current	14,696	8,372
Net deferred tax assets	$ 33,343	$ 28,752

Total deferred tax assets were $70.2 million and $65.1 million, and total deferred tax liabilities were $36.9 million and $36.3 million on December 31, 2010, and December 25, 2009.

The Company files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.

The Company records penalties and accrued interest related to uncertain tax positions in income tax expense. Total reserves for uncertain tax positions were not material.

F. Debt

In July 2007, the Company entered into an agreement with a syndicate of lenders providing an unsecured credit facility for 5 years. This credit facility provides $250 million of committed credit, available for general corporate purposes, working capital needs, share repurchases and acquisitions. The Company may borrow up to $25 million under the swingline portion of the facility for daily working capital needs. Borrowings under the facility bear interest at either the bank's prime rate, the federal funds rate plus 0.5 percent or the London Interbank Offered Rate plus a spread of between 0.23 percent and 0.57 percent, depending on the Company's cash flow leverage ratio (debt to earnings before interest, taxes, depreciation and amortization). The weighted average interest rate on borrowings against the credit facility was 0.5 percent as of December 31, 2010 and 0.6 percent as of December 25, 2009. The Company is also required to pay a facility fee on the full amount of the loan commitment at an annual rate ranging from 0.07 percent to 0.15 percent, depending on the Company's cash flow leverage ratio. The agreement requires the Company to maintain certain financial ratios as to cash flow leverage and interest coverage.

On December 31, 2010, the Company had $270 million in lines of credit, including the $250 million in committed credit facilities described above and $20 million with foreign banks. The unused portion of committed credit lines was $194 million as of December 31, 2010. In addition, the Company has unused, uncommitted lines of credit with foreign banks totaling $11 million. Borrowing rates under these credit lines vary with the prime rate, rates on domestic certificates of deposit and the London Interbank market. The weighted average cost of borrowing (including the effect of interest rate swaps) was 4.6 percent, 3.3 percent and 3.9 percent for the years ended December 31, 2010, December 25, 2009 and December 26, 2008. The Company pays facility fees of up to 0.15 percent per annum on certain of these lines. No compensating balances are required.

The Company is in compliance with all financial covenants of its debt agreements.

Interest paid on debt during 2010, 2009 and 2008 was $ 4.4 million, $4.8 million and $8.1 million

Subsequent Event. The Company has agreed in principle to financing through a series of senior notes totaling $300 million, with terms ranging from 7 years to 15 years and fixed interest rates ranging from 4 percent to 5½ percent.

G. Shareholders' Equity

At December 31, 2010, the Company had 22,549 authorized, but not issued, cumulative preferred shares, $100 par value. The Company also has authorized, but not issued, a separate class of 3 million shares of preferred stock, $1 par value.

The Company maintains a plan in which one preferred share purchase right (Right) exists for each common share of the Company. Each Right will entitle its holder to purchase one one-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $150, subject to adjustment. The Rights are exercisable only if a person or group acquires beneficial ownership of 15 percent or more of the Company's outstanding common stock. The Rights expire in March 2020 and may be redeemed earlier by the Board of Directors for $.001 per Right.

Components of accumulated other comprehensive income (loss) were (in thousands):

	2010	2009
Pension and postretirement medical liability adjustment	$ (51,334)	$ (48,560)
Gain (loss) on interest rate hedge contracts	(286)	(2,344)
Cumulative translation adjustment	(823)	(823)
Total	$ (52,443)	$ (51,727)

H. Share-Based Awards, Purchase Plans and Compensation Cost

Stock Option and Award Plan. The Company has a stock incentive plan under which it grants stock options and share awards to directors, officers and other employees. Option price is the market price on the date of grant. Options become exercisable at such time, generally over three or four years, and in such installments as set by the Company, and expire ten years from the date of grant.

Restricted share awards have been made to certain key employees under the plan. The market value of restricted stock at the date of grant is charged to operations over the vesting period. Compensation cost charged to operations for restricted share awards was $263,000 in 2010, $287,000 in 2009 and $280,000 in 2008. Individual nonemployee directors of the Company may elect to receive, either currently or deferred, all or part of their annual retainer, and/or payment for attendance at Board or Committee meetings, in the form of shares of the Company's common stock instead of cash. Under this arrangement, the Company issued 10,104 shares in 2010, 14,952 shares in 2009 and 10,228 shares in 2008. The expense related to this arrangement is not significant.

Options on common shares granted and outstanding, as well as the weighted average exercise price, are shown below (in thousands, except per share amounts):

	Option Shares	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Outstanding, December 28, 2007	3,779	$ 28.63	2,228	$ 21.41
Granted	819	35.56		
Exercised	(419)	16.60		
Canceled	(224)	38.81		
Outstanding, December 26, 2008	3,955	30.77	2,186	24.98
Granted	1,180	20.74		
Exercised	(164)	10.59		
Canceled	(158)	31.57		
Outstanding, December 25, 2009	4,813	28.98	2,445	28.38
Granted	1,201	30.66		
Exercised	(429)	14.45		
Canceled	(76)	33.04		
Outstanding, December 31, 2010	5,509	$ 30.42	2,980	$ 31.99

The following table summarizes information for options outstanding and exercisable at December 31, 2010 (in thousands, except per share and contractual term amounts):

Range of Prices	Options Outstanding	Options Outstanding Weighted Avg. Remaining Contractual Term in Years	Options Outstanding Weighted Avg. Exercise Price	Options Exercisable	Options Exercisable Weighted Avg. Exercise Price
$ 11-20	489	1	$ 16.50	485	$ 16.50
20-30	2,236	8	24.07	641	25.00
30-40	1,911	7	36.48	1,085	36.47
40-49	873	5	41.23	769	41.23
$ 11-49	5,509	6	$ 30.42	2,980	$ 31.99

The aggregate intrinsic value of exercisable option shares was $23.6 million as of December 31, 2010, with a weighted average contractual term of 4.8 years. There were approximately 5.4 million vested share options and share options expected to vest as of December 31, 2010, with an aggregate intrinsic value of $50.7 million, a weighted average exercise price of $30.40 and a weighted average contractual term of 6.4 years.

Information related to options exercised follows (in thousands):

	2010	2009	2008
Cash received	$ 6,203	$ 1,733	$ 6,950
Aggregate intrinsic value	7,747	2,173	8,734
Tax benefit realized	2,800	800	3,100

Stock Purchase Plan. Under the Company's Employee Stock Purchase Plan, the purchase price of the shares is the lesser of 85 percent of the fair market value on the first day or the last day of the plan year. The Company issued 435,684 shares under this Plan in 2010, 312,424 shares in 2009 and 216,047 shares in 2008.

Authorized Shares. Shares authorized for issuance under the stock option and purchase plans are shown below (in thousands):

	Total Shares Authorized	Available for Future Issuance as of December 31, 2010
Stock Incentive Plan (2010)	5,100	4,627
Employee Stock Purchase Plan (2006)	2,000	1,036
Total	7,100	5,663

Amounts available for future issuance exclude outstanding options. Options outstanding as of December 31, 2010, include options granted under four plans that were replaced by subsequent Plans. No shares are available for future grants under those plans.

Share-based Compensation. The Company recognized share-based compensation cost of $10.0 million in 2010, $9.4 million in 2009 and $9.1 million in 2008, which reduced net income by $7.4 million, or $0.12 per weighted common share in 2010, $7.3 million, or $0.12 per weighted common share in 2009 and $6.7 million, or $0.11 per weighted common share in 2008. As of December 31, 2010, there was $8.5 million of unrecognized compensation cost related to unvested options, expected to be recognized over a weighted average period of approximately two years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions and results:

	2010	2009	2008
Expected life in years	5.7	6.0	6.0
Interest rate	2.4 %	2.1 %	3.2 %
Volatility	34.8 %	30.1 %	25.1 %
Dividend yield	2.7 %	3.7 %	2.1 %
Weighted average fair value per share	$ 8.26	$ 4.27	$ 8.28

Expected life is estimated based on vesting terms and exercise and termination history. Interest rate is based on the U.S Treasury rate on zero-coupon issues with a remaining term equal to the expected life of the option. Expected volatility is based on historical volatility over a period commensurate with the expected life of options.

The fair value of employees' purchase rights under the Employee Stock Purchase Plan was estimated on the date of grant. The benefit of the 15 percent discount from the lesser of the fair market value per common share on the first day and the last day of the plan year was added to the fair value of the employees' purchase rights determined using the Black-Scholes option-pricing model with the following assumptions and results:

	2010	2009	2008
Expected life in years	1.0	1.0	1.0
Interest rate	0.3 %	0.7 %	1.5 %
Volatility	42.8 %	51.5 %	27.1 %
Dividend yield	2.9 %	4.5 %	2.1 %
Weighted average fair value per share	$ 8.48	$ 5.60	$ 8.14

I. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	2010	2009	2008
Net earnings available to common shareholders	$ 102,840	$ 48,967	$ 120,879
Weighted average shares outstanding for basic earnings per share	60,209	59,865	60,264
Dilutive effect of stock options computed based on the treasury stock method using the average market price	594	364	571
Weighted average shares outstanding for diluted earnings per share	60,803	60,229	60,835
Basic earnings per share	$ 1.71	$ 0.82	$ 2.01
Diluted earnings per share	$ 1.69	$ 0.81	$ 1.99

Stock options to purchase 1.7 million, 2.4 million and 2.9 million shares were not included in the 2010, 2009 and 2008 computations of diluted earnings per share, respectively, because they would have been anti-dilutive.

J. Retirement Benefits

The Company has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, which provides retirement benefits to most U.S. employees. For all employees who choose to participate, the Company matches employee contributions at a 100 percent rate, up to 3 percent of the employee's compensation. For employees not covered by a defined benefit plan, the Company contributes an amount equal to 1.5 percent of the employee's compensation. Employer contributions totaled $3.7 million in 2010, $2.7 million in 2009 and $3.1 million in 2008.

The Company's postretirement medical plan provides certain medical benefits for retired U.S. employees. Employees hired before January 1, 2005, are eligible for these benefits upon retirement and fulfillment of other eligibility requirements as specified by the plan.

The Company has both funded and unfunded noncontributory defined benefit pension plans that together cover most U.S. employees hired before January 1, 2006, certain directors and some of the employees of the Company's non-U.S. subsidiaries. For U.S. plans, benefits are based on years of service and the highest five consecutive years' earnings in the ten years preceding retirement. The Company funds annually in amounts consistent with minimum funding levels and maximum tax deduction limits.

Investment policies and strategies of the funded pension plan are based on a long-term view of economic growth and heavily weighted toward equity securities. The primary goal of the plan's investments is to ensure that the plan's liabilities are met over time. In developing strategic asset allocation guidelines, an emphasis is placed on the long-term characteristics of individual asset classes, and the benefits of diversification among multiple asset classes. The plan invests primarily in common stocks and bonds, including the Company's common stock. Target allocations for plan assets are 55 percent equity securities, 25 percent fixed income securities and 20 percent real estate and alternative investments.

Plan assets are held in a trust for the benefit of plan participants and are invested in various commingled funds, most of which are sponsored by the trustee. Plan assets are classified within the fair value hierarchy as follows:

Level 1 – based on quoted prices in active markets for identical assets
Level 2 – based on significant observable inputs
Level 3 – based on significant unobservable inputs

In 2010, all plan assets were transferred to a new trust. In connection with the transfer, assets invested in certain funds that were formerly classified as level 1 in the fair value hierarchy were converted to funds sponsored by the new trustee that are now classified as level 2.

Even though the underlying assets held in the trustee-sponsored equity funds are classified by the trustee as level 1, the plan classifies those funds as level 2 because the unit of fund measurement is defined as its net asset value, which is not directly traded on an active exchange. Certain trustee-sponsored funds allow redemptions monthly or quarterly, with 10 or 60 days advance notice, while most of the funds allow redemptions daily.

Level 3 investments consist of real estate investment trusts whose assets are valued at least annually by independent appraisal firms, using market, income and cost approaches.

Plan assets by category and fair value measurement level were as follows (in thousands):

	Total	Level 1	Level 2	Level 3
December 31, 2010				
Equity				
Graco common stock	$ 13,758	$ 13,758	$ -	$ -
U.S. Large Cap	58,296	-	58,296	-
U.S. Small Cap	12,698	-	12,698	-
International	47,793	-	47,793	-
Total Equity	132,545	13,758	118,787	-
Fixed income	48,490	-	48,490	-
Real estate and other	10,274	2,112	-	8,162
Total	$ 191,309	$ 15,870	$ 167,277	$ 8,162
December 25, 2009				
Equity				
Graco common stock	$ 10,448	$ 10,448	$ -	$ -
U.S. Large Cap	58,836	21,597	37,239	-
U.S. Small Cap	24,465	24,465	-	-
International	28,731	2,063	26,668	-
Total Equity	122,480	58,573	63,907	-
Fixed income	35,967	25,305	10,662	-
Real estate and other	7,642	956	-	6,686
Total	$ 166,089	$ 84,834	$ 74,569	$ 6,686

A reconciliation of the beginning and ending balances of level 3 plan assets follows:

	2010
Balance, beginning of year	$ 6,686
Purchases	2,079
Redemptions	(940)
Change in unrealized gains (losses)	337
Balance, end of year	$ 8,162

The Company uses a year-end measurement date for all of its plans. The following provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the periods ending December 31, 2010, and December 25, 2009, and a statement of the funded status as of the same dates (in thousands):

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Change in benefit obligation				
Obligation, beginning of year	$ 218,197	$ 215,154	$ 22,726	$ 23,782
Service cost	4,225	4,718	550	565
Interest cost	12,769	12,305	1,239	1,313
Actuarial loss (gain)	20,257	(4,961)	242	(848)
Plan amendments	(261)	-	-	-
Exchange rate changes	(518)	210	-	-
Benefit payments	(9,364)	(9,229)	(1,698)	(2,086)
Obligation, end of year	$ 245,305	$ 218,197	$ 23,059	$ 22,726
Change in plan assets				
Fair value, beginning of year	$ 166,089	$ 128,720	$ -	$ -
Actual return on assets	23,845	30,757	-	-
Employer contributions	10,739	15,841	1,698	2,086
Benefit payments	(9,364)	(9,229)	(1,698)	(2,086)
Fair value, end of year	$ 191,309	$ 166,089	$ -	$ -
Funded status	$ (53,996)	$ (52,108)	$ (23,059)	$ (22,726)
Amounts recognized in consolidated balance sheets				
Current liabilities	$ 686	$ 672	$ 1,730	$ 2,006
Non-current liabilities	53,310	51,436	21,329	20,720
Total liabilities	$ 53,996	$ 52,108	$ 23,059	$ 22,726

The accumulated benefit obligation as of year-end for all defined benefit pension plans was $227 million for 2010 and $202 million for 2009. Information for plans with an accumulated benefit obligation in excess of plan assets follows (in thousands):

	2010	2009
Projected benefit obligation	$ 245,305	$ 218,197
Accumulated benefit obligation	226,959	201,628
Fair value of plan assets	191,309	166,089

The components of net periodic benefit cost for the plans for 2010, 2009 and 2008 were as follows (in thousands):

	Pension Benefits			Postretirement Medical Benefits		
	2010	2009	2008	2010	2009	2008
Service cost-benefits earned during the period	$ 4,225	$ 4,718	$ 4,968	$ 550	$ 565	$ 557
Interest cost on projected benefit obligation	12,769	12,305	12,223	1,239	1,313	1,381
Expected return on assets	(13,819)	(10,857)	(18,981)	-	-	-
Early retirement incentives	-	-	530	-	-	385
Amortization of prior service cost (credit)	87	183	232	(658)	(658)	(658)
Amortization of net loss (gain)	5,964	8,757	176	465	598	641
Cost of pension plans which are not significant and have not adopted SFAS No. 87	91	73	136	N/A	N/A	N/A
Net periodic benefit cost (credit)	$ 9,317	$ 15,179	$ (716)	$ 1,596	$ 1,818	$ 2,306

Amounts recognized in other comprehensive (income) loss in 2010 and 2009 were as follows (in thousands):

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Prior service cost (credit) arising during the period	$ (261)	$ -	$ -	$ -
Net loss (gain) arising during the period	10,174	(24,848)	242	(848)
Amortization of prior service credit (cost)	(87)	(183)	658	658
Amortization of net gain (loss)	(5,964)	(8,757)	(465)	(598)
Total	$ 3,862	$ (33,788)	$ 435	$ (788)

Amounts included in accumulated other comprehensive (income) loss as of December 31, 2010 and December 25, 2009, that had not yet been recognized as components of net periodic benefit cost, were as follows (in thousands):

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Prior service cost (credit)	$ (133)	$ 251	$ (4,417)	$ (5,074)
Net loss	78,243	73,994	7,684	7,907
Net before income taxes	78,110	74,245	3,267	2,833
Income taxes	(28,834)	(27,470)	(1,209)	(1,048)
Net	$ 49,276	$ 46,775	$ 2,058	$ 1,785

Amounts included in accumulated other comprehensive (income) loss that are expected to be recognized as components of net periodic benefit cost in 2011 were as follows (in thousands):

	Pension Benefits	Postretirement Medical Benefits
Prior service cost (credit)	$ (2)	$ (658)
Net loss (gain)	5,757	546
Net before income taxes	5,755	(112)
Income taxes	(2,129)	41
Net	$ 3,626	$ (71)

Assumptions used to determine the Company's benefit obligations are shown below:

	Pension Benefits		Postretirement Medical Benefits	
Weighted average assumptions	2010	2009	2010	2009
Discount rate	5.5 %	6.0 %	5.5 %	6.0 %
Rate of compensation increase	3.8 %	3.8 %	N/A	N/A

Assumptions used to determine the Company's net periodic benefit cost are shown below:

	Pension Benefits			Postretirement Medical Benefits		
Weighted average assumptions	2010	2009	2008	2010	2009	2008
Discount rate	6.0 %	6.0 %	6.2 %	6.0 %	6.0 %	6.3 %
Expected return on assets	8.5 %	8.5 %	9.0 %	N/A	N/A	N/A
Rate of compensation increase	3.8 %	3.8 %	3.8 %	N/A	N/A	N/A

Several sources of information are considered in determining the expected rate of return assumption, including the allocation of plan assets, the input of actuaries and professional investment advisors, and historical long-term returns. In setting the return assumption, the Company recognizes that historical returns are not always indicative of future returns and also considers the long-term nature of its pension obligations.

The Company's U.S. retirement medical plan limits the annual cost increase that will be paid by the Company to 3 percent. In measuring the accumulated postretirement benefit obligation (APBO), the annual trend rate for health care costs was assumed to be 8.6 percent for 2011, decreasing each year to a constant rate of 4.5 percent for 2026 and thereafter, subject to the plan's annual increase limitation.

At December 31, 2010, a one percent change in assumed health care cost trend rates would not have a significant impact on the service and interest cost components of net periodic postretirement health care benefit cost or the APBO for health care benefits.

The Company expects to contribute $0.7 million to its unfunded pension plans and $1.7 million to the postretirement medical plan in 2011. The Company expects that no contribution to the funded pension plan will be required in 2011. Estimated future benefit payments are as follows (in thousands):

	Pension Benefits	Postretirement Medical Benefits
2011	$ 10,350	$ 1,730
2012	10,969	1,602
2013	11,717	1,546
2014	12,548	1,596
2015	13,075	1,654
Years 2016 - 2020	77,243	9,188

K. Commitments and Contingencies

Lease Commitments. Aggregate annual rental commitments under operating leases with noncancelable terms of more than one year were $9.7 million at December 31, 2010, payable as follows (in thousands):

	Buildings	Vehicles & Equipment	Total
2011	$ 1,570	$ 1,779	$ 3,349
2012	1,206	1,242	2,448
2013	808	759	1,567
2014	842	331	1,173
2015	482	112	594
Thereafter	604	-	604
Total	$ 5,512	$ 4,223	$ 9,735

Total rental expense was $2.3 million for 2010, $3.1 million for 2009 and $2.6 million for 2008.

Other Commitments. The Company is committed to pay suppliers under the terms of open purchase orders issued in the normal course of business totaling approximately $25 million at December 31, 2010. The Company also has commitments with certain suppliers to purchase minimum quantities, and under the terms of certain agreements, the Company is committed for certain portions of the supplier's inventory. The Company does not purchase, or commit to purchase, quantities in excess of normal usage or amounts that cannot be used within one year. The Company estimates that the maximum commitment amount under such agreements does not exceed $17 million. In addition, the Company could be obligated to perform under standby letters of credit totaling $2 million at December 31, 2010. The Company has also guaranteed the debt of its subsidiaries for up to $32 million. All debt of subsidiaries is reflected in the consolidated balance sheets.

Contingencies. The Company is party to various legal proceedings arising in the normal course of business. The Company is actively pursuing and defending these matters and has recorded an estimate of the probable costs. Management does not expect that resolution of these matters will have a material adverse effect on the Company, although the ultimate outcome cannot be determined based on available information.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the fiscal year covered by this report, the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. This evaluation was done under the supervision and with the participation of the Company's President and Chief Executive Officer, the Chief Financial Officer and Treasurer, the Vice President and Controller, and the Vice President, General Counsel and Secretary. Based upon that evaluation, they concluded that the Company's disclosure controls and procedures are effective.

Management's Annual Report on Internal Control Over Financial Reporting

The information under the heading "Management's Report on Internal Control Over Financial Reporting" in Part II, Item 8, of this 2010 Annual Report on Form 10-K is incorporated herein by reference.

Reports of Independent Registered Public Accounting Firm

The information under the heading "Reports of Independent Registered Public Accounting Firm: Internal Control Over Financial Reporting" in Part II, Item 8, of this 2010 Annual Report on Form 10-K is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

During the fourth quarter, there was no change in the Company's internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information under the heading "Executive Officers of the Company" in Part I of this 2010 Annual Report on Form 10-K and the information under the headings "Election of Directors," and "Director Qualifications and Selection Process" of our Company's Proxy Statement for its 2011 Annual Meeting of Shareholders, to be held on April 21, 2011 (the "Proxy Statement"), is incorporated herein by reference.

Audit Committee Members and Audit Committee Financial Expert

The information under the heading "Committees of the Board of Directors" of our Company's Proxy Statement is incorporated herein by reference.

Corporate Governance Guidelines, Committee Charters and Code of Ethics

Our Company has adopted Corporate Governance Guidelines and Charters for the Audit, Governance, and Management Organization and Compensation Committees of the Board of Directors. We have also issued Code of Ethics and Business Conduct (Code of Ethics) that applies to our principal executive officer, principal financial officer, principal accounting officer, all officers, directors, and employees of Graco Inc. and all of its subsidiaries and branches worldwide. The Corporate Governance Guidelines, Committee Charters, and Code of Ethics, with any amendments or waivers thereto, may be accessed free of charge by visiting the Graco website at www.graco.com.

Our Company intends to post on the Graco website any amendment to, or waiver from, a provision of the Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions within four business days following the date of such amendment or waiver.

Section 16(a) Reporting Compliance

The information under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

The information contained under the headings "Director Compensation," "Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Report of the Management Organization and Compensation Committee" of the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained under the headings "Equity Compensation Plan Information" and "Beneficial Ownership of Shares" of the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information under the headings "Related Person Transaction Approval Policy" and "Director Independence" of the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information under the headings "Independent Registered Public Accounting Firm Fees and Services" and "Pre-Approval Policies" of the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedule

(a) The following documents are filed as part of this report:

(1) Financial Statements
See Part II

(2) Financial Statement Schedule

All other schedules are omitted because they are not applicable, or are not required, or because the required information is included in the Consolidated Financial Statements or Notes thereto.

(3) Management Contract, Compensatory Plan or Arrangement. (See Exhibit Index) 53
Those entries marked by an asterisk are Management Contracts, Compensatory Plans or Arrangements.

Schedule II - Valuation and Qualifying Accounts

Graco Inc. and Subsidiaries

(in thousands)

	Balance at beginning of year	Additions charged to costs and expenses	Deductions from reserves [1]	Other add (deduct)[2]	Balance at end of year
Year ended					
December 31, 2010					
Allowance for doubtful accounts	$ 2,100	$ 1,400	$ 2,200	$ -	$ 1,300
Allowance for returns and credits	4,400	10,800	10,900	-	4,300
	$ 6,500	$ 12,200	$ 13,100	$ -	$ 5,600
December 25, 2009					
Allowance for doubtful accounts	$ 2,200	$ 900	$ 1,000	$ -	$ 2,100
Allowance for returns and credits	4,400	8,900	8,900	-	4,400
	$ 6,600	$ 9,800	$ 9,900	$ -	$ 6,500
December 26, 2008					
Allowance for doubtful accounts	$ 2,500	$ -	$ 400	$ 100	$ 2,200
Allowance for returns and credits	4,000	12,000	11,600	-	4,400
	$ 6,500	$ 12,000	$ 12,000	$ 100	$ 6,600

[1] For doubtful accounts, represents amounts determined to be uncollectible and charged against reserve, net of collections on accounts previously charged against reserves. For returns and credits, represents amounts of credits issued and returns processed.

[2] Includes amounts assumed or established in connection with acquisitions and effects of foreign currency translation.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Graco Inc.

/s/PATRICK J. MCHALE — February 22, 2011

Patrick J. McHale
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ PATRICK J. MCHALE — February 22, 2011

Patrick J. McHale
President and Chief Executive Officer
(Principal Executive Officer)

/s/JAMES A. GRANER — February 22, 2011

James A. Graner
Chief Financial Officer and Treasurer
(Principal Financial Officer)

/s/CAROLINE M. CHAMBERS — February 22, 2011

Caroline M. Chambers
Vice President and Controller
(Principal Accounting Officer)

Lee R. Mitau	Director, Chairman of the Board	)	
William J. Carroll	Director	)	
Eric P. Etchart	Director	)	
Jack W. Eugster	Director	)	A majority of the Board of Directors
Patrick J. McHale	Director	)	
William G. Van Dyke	Director	)	
R. William Van Sant	Director	)	

Patrick J. McHale, by signing his name hereto, does hereby sign this document on behalf of himself and each of the above named directors of the Registrant pursuant to powers of attorney duly executed by such persons.

/s/ PATRICK J. MCHALE — February 22, 2011

Patrick J. McHale
(For himself and as attorney-in-fact)

Exhibit Index

Exhibit Number	Description
3.1	Restated Articles of Incorporation as amended June 14, 2007. (Incorporated by reference to Exhibit 3.1 to the Company's Report on Form 10-Q for the thirteen weeks ended June 29, 2007.)
3.2	Restated Bylaws as amended June 13, 2002. (Incorporated by reference to Exhibit 3 to the Company's Report on Form 10-Q for the thirteen weeks ended June 28, 2002.)
3.3	Form of Articles of Amendment of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Shares. (Incorporated by reference to Exhibit 2 to the Company's Registration Statement on Form 8-A filed on February 16, 2010.)
4.1	Rights Agreement, dated as of February 12, 2010, between the Company and Wells Fargo Bank, N.A., as Rights Agent. (Incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A dated February 16, 2010.)
4.2	Credit Agreement dated July 12, 2007, between the Company and U.S. Bank National Association, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, and Bank of America, N.A. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K dated July 12, 2007.)
*10.1	Executive Officer Bonus Plan as amended and restated December 23, 2008. (Incorporated by reference to Exhibit 10.1 to the Company's 2008 Annual Report on Form 10-K.)
*10.2	Executive Officer Annual Incentive Bonus Plan as amended and restated December 23, 2008. (Incorporated by reference to Exhibit 10.2 to the Company's 2008 Annual Report on Form 10-K.)
*10.3	Graco Inc. Nonemployee Director Stock Option Plan, as amended and restated June 18, 2004. (Incorporated by reference to Exhibit 10.4 to the Company's Report on Form 10-Q for the thirteen weeks ended April 1, 2005.)
*10.4	Long Term Stock Incentive Plan, as amended and restated June 18, 2004. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended April 1, 2005.)
*10.5	Graco Inc. Stock Incentive Plan, dated May 1, 2001. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended June 29, 2001.)
*10.6	Graco Inc. Amended and Restated Stock Incentive Plan (2006). (Incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed March 14, 2006.)
10.7	Employee Stock Incentive Plan, as amended and restated June 18, 2004. (Incorporated by reference to Exhibit 10.3 to the Company's Report on Form 10-Q for the thirteen weeks ended April 1, 2005.)
*10.8	Graco Inc. 2010 Stock Incentive Plan. (Incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed March 11, 2010.)
*10.9	Deferred Compensation Plan Restated, effective December 1, 1992. (Incorporated by reference to Exhibit 2 to the Company's Report on Form 8-K dated March 11, 1993.) First Amendment dated September 1, 1996. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the thirteen weeks ended June 27, 1997.) Second Amendment dated May 27, 2000. (Incorporated by reference to Exhibit 10.7 to the Company's 2005 Annual Report on Form 10-K.) Third Amendment adopted on December 19, 2002. (Incorporated by reference to Exhibit 10.7 to the Company's 2005 Annual Report on Form 10-K.) Fourth Amendment adopted June 14, 2007. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the thirteen weeks ended June 29, 2007.)
*10.10	Deferred Compensation Plan (2005 Statement) as amended and restated on April 4, 2005. (Incorporated by reference to Exhibit 10.1 of the Company's Report on Form 10-Q for the thirteen weeks ended July 1, 2005.) Second Amendment dated November 1, 2005. (Incorporated by reference to Exhibit 10.8 to the Company's 2005 Annual Report on Form 10-K.) Third Amendment adopted on December 29, 2008. (Incorporated by reference to Exhibit 10.8 to the Company's 2008 Annual Report on Form 10-K.)

*10.11 Retirement Plan for Nonemployee Directors. (Incorporated by reference to Attachment C to Item 5 to the Company's Report on Form 10-Q for the thirteen weeks ended March 29, 1991.) First Amendment adopted on December 29, 2008. (Incorporated by reference to Exhibit 10.10 to the Company's 2008 Annual Report on Form 10-K.)

*10.12 Graco Restoration Plan (2005 Statement). (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended September 29, 2006.) First Amendment adopted December 8, 2006. (Incorporated by reference to Exhibit 10.12 to the Company's 2006 Annual Report on Form 10-K.) Second Amendment adopted August 15, 2007. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended September 28, 2007.) Third Amendment adopted March 27, 2008. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended March 28, 2008.) Fourth Amendment adopted December 29, 2008. (Incorporated by reference to Exhibit 10.11 to the Company's 2008 Annual Report on Form 10-K.) Fifth Amendment adopted September 16, 2010. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended September 24, 2010.)

*10.13 Stock Option Agreement. Form of agreement used for award of nonstatutory stock options to nonemployee directors under the Nonemployee Director Stock Option Plan. (Incorporated by reference to Exhibit 10.11 to the Company's 2001 Annual Report on Form 10-K.)

*10.14 Stock Option Agreement. Form of agreement used for award of nonstatutory stock options to nonemployee directors under the Graco Inc. Stock Incentive Plan. (Incorporated by reference to Exhibit 10.22 to the Company's 2002 Annual Report on Form 10-K.) Amended form of agreement for awards made to nonemployee directors. (Incorporated by reference to Exhibit 10.3 to the Company's Report on Form 10-Q for the thirteen weeks ended March 26, 2004.)

*10.15 Stock Option Agreement. Form of agreement used for award of nonstatutory stock options to nonemployee directors under the Graco Inc. Amended and Restated Stock Incentive Plan (2006). (Incorporated by reference to Exhibit 10.3 to the Company's Report on Form 10-Q for the thirteen weeks ended June 29, 2007.) Amended form of agreement for awards made to nonemployee directors in 2008. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the thirteen weeks ended June 27, 2008.) Amended and restated form of agreement for awards made to nonemployee directors in 2009. (Incorporated by reference to Exhibit 10.14 to the Company's 2009 Annual Report on Form 10-K/A.)

*10.16 Stock Option Agreement. Form of agreement used for award of nonstatutory stock options to nonemployee directors under the Graco Inc. 2010 Stock Incentive Plan.

*10.17 Stock Option Agreement. Form of agreement used for award of non-incentive stock options to executive officers under the Long Term Stock Incentive Plan. (Incorporated by reference to Exhibit 10.12 to the Company's 2001 Annual Report on Form 10-K.)

*10.18 Stock Option Agreement. Form of agreement used for award of non-incentive stock options to executive officers under the Graco Inc. Stock Incentive Plan. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the thirteen weeks ended March 29, 2002.) Amended form of agreement for awards made to Chief Executive Officer in 2001 and 2002. Amended form of agreement for awards made to executive officers in 2003. (Incorporated by reference to Exhibit 10.15 of the Company's 2003 Annual Report on Form 10-K.) Amended form of agreement for awards made to executive officers in 2004, 2005 and 2006. Amended form of agreement for awards made to Chief Executive Officer in 2004, 2005 and 2006. (Incorporated by reference to Exhibit 10.2 and 10.4 to the Company's Report on Form 10-Q for the thirteen weeks ended March 26, 2004.)

*10.19 Stock Option Agreement. Form of agreement used for award in 2007 of non-incentive stock options to executive officers under the Graco Inc. Amended and Restated Stock Incentive Plan (2006). (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended March 30, 2007.) Amended form of agreement for awards made to executive officers in 2008, 2009 and 2010. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the thirteen weeks ended March 28, 2008.)

*10.20 Stock Option Agreement. Form of agreement used for award in 2007 of non-incentive stock options to chief executive officer under the Graco Inc. Amended and Restated Stock Incentive Plan (2006). (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the thirteen weeks ended March 30, 2007.) Amended form of agreement for awards made to chief executive officer in 2008, 2009 and 2010. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for the thirteen weeks ended March 28, 2008.)

*10.21 Executive Officer Restricted Stock Agreement. Form of agreement used to award restricted stock to selected executive officers. (Incorporated by reference to Exhibit 10.20 to the Company's 2007 Annual Report on Form 10-K.)

*10.22	Nonemployee Director Stock and Deferred Stock Program. (Incorporated by reference to Exhibit 10.22 to the Company's 2009 Annual Report on Form 10-K/A.)
*10.23	Key Employee Agreement. Form of agreement used with chief executive officer. (Incorporated by reference to Exhibit 10.24 to the Company's 2007 Annual Report on Form 10-K.)
*10.24	Key Employee Agreement. Form of agreement used with executive officers other than the chief executive officer. (Incorporated by reference to Exhibit 10.25 to the Company's 2007 Annual Report on Form 10-K.)
*10.25	Executive Group Long-Term Disability Policy as revised in 1995. (Incorporated by reference to Exhibit 10.23 to the Company's 2004 Annual Report on Form 10-K.) As enhanced by Supplemental Income Protection Plan in 2004. (Incorporated by reference to Exhibit 10.28 to the Company's 2007 Annual Report on Form 10-K.)
*10.26	Amendment to the 2003 through 2006 Nonstatutory Stock Option Agreements of one nonemployee director. (Incorporated by reference to Exhibit 10.27 to the Company's 2009 Annual Report on Form 10-K/A.)
11	Statement of Computation of Earnings per share included in Note I on page 43.
21	Subsidiaries of the Registrant included herein on page 56.
23	Independent Registered Public Accounting Firm's Consent included herein on page 57.
24	Power of Attorney included herein on page 58.
31.1	Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) included herein on page 59.
31.2	Certification of Chief Financial Officer and Treasurer pursuant to Rule 13a-14(a) included herein on page 60.
32	Certification of President and Chief Executive Officer and Chief Financial Officer and Treasurer pursuant to Section 1350 of Title 18, U.S.C. included herein on page 61.
99	Cautionary Statement Regarding Forward-Looking Statements included herein on page 62.
101	Interactive Data File.

Except as otherwise noted, all documents incorporated by reference above relate to File No. 001-09249.

*Management Contracts, Compensatory Plans or Arrangements.

Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of certain instruments defining the rights of holders of certain long-term debt of the Company and its subsidiaries are not filed as exhibits because the amount of debt authorized under any such instrument does not exceed 10 percent of the total assets of the Company and its subsidiaries. The Company agrees to furnish copies thereof to the Securities and Exchange Commission upon request.

Exhibit 21

Subsidiaries of Graco Inc.

The following are subsidiaries of the Company as of December 31, 2010.

Subsidiary	Jurisdiction of Organization	Percentage of Voting Securities Owned by the Company
GlasCraft, Inc.	United States	100%[5]
Graco Australia Pty Ltd.	Australia	100%
Graco California Inc.	United States	100%
Graco Canada Inc.	Canada	100%
Graco do Brasil Limitada	Brazil	100%[1]
Graco Fluid Equipment (Shanghai) Co., Ltd.	China (PRC)	100%
Graco Fluid Equipment (Suzhou) Co., Ltd.	China (PRC)	100%[4]
Graco GmbH	Germany	100%
Graco Hong Kong Ltd.	Hong Kong	100%
Graco Indiana Inc.	United States	100%
Graco K.K.	Japan	100%
Graco Korea Inc.	Korea	100%
Graco Ltd.	England	100%
Graco Minnesota Inc.	United States	100%
Graco N.V.	Belgium	100%[1]
Graco Ohio Inc.	United States	100%
Graco S.A.S.	France	100%
Graco Trading (Suzhou) Co., Ltd.	China (PRC)	100%[4]
Gusmer Corporation	United States	100%
Gusmer Canada Ltd.	Canada	100%[2]
Gusmer Sudamerica S.A.	Argentina	100%[3]

[1] Includes shares held by executive officer of the Company or the relevant subsidiary to satisfy the requirements of local law.
[2] Shares 100% held by Gusmer Corporation.
[3] Shares held by executive officers of the Company to satisfy the requirements of local law.
[4] Shares 100% owned by Graco Minnesota Inc.
[5] Shares 100% owned by Graco Indiana Inc.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements No. 333-17691, No. 333-03459, No. 333-75307, No. 333-63128, No. 333-123813, No. 333-134162, No. 333-140848 and No. 333-167602 on Form S-8 of our reports dated February 22, 2011, relating to the financial statements and financial statement schedule of Graco Inc. and Subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of Graco Inc. and Subsidiaries for the year ended December 31, 2010.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 22, 2011

Exhibit 24

Power of Attorney

Know all by these presents, that each person whose signature appears below hereby constitutes and appoints Patrick J. McHale or James A. Graner, that person's true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for that person and in that person's name, place and stead, in any and all capacities, to sign the Report on Form 10-K for the year ended December 31, 2010, of Graco Inc. (and any and all amendments thereto) and to file the same with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as that person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

In witness whereof, the following persons have signed this Power of Attorney on the date indicated.

	Date
/s/WILLIAM J. CARROLL William J. Carroll	February 18, 2011
/s/ERIC P. ETCHART Eric P. Etchart	February 18, 2011
/s/JACK W. EUGSTER Jack W. Eugster	February 18, 2011
J. Kevin Gilligan	
/s/PATRICK J. MCHALE Patrick J. McHale	February 18, 2011
/s/LEE R. MITAU Lee R. Mitau	February 18, 2011
Marti Morfitt	
/s/WILLIAM G. VAN DYKE William G. Van Dyke	February 18, 2011
/s/R. WILLIAM VAN SANT R. William Van Sant	February 18, 2011

Exhibit 31.1

Certification

I, Patrick J. McHale, certify that:

1. I have reviewed this annual report on Form 10-K of Graco Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2011

/s/PATRICK J. MCHALE
Patrick J. McHale
President and Chief Executive Officer

Exhibit 31.2

Certification

I, James A. Graner, certify that:

1. I have reviewed this annual report on Form 10-K of Graco Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2011

/s/JAMES A. GRANER
James A. Graner
Chief Financial Officer and Treasurer

Exhibit 32

Certification Under Section 1350

Pursuant to Section 1350 of Title 18 of the United States Code, each of the undersigned certifies that this periodic report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of Graco Inc.

Date: February 22, 2011

/s/PATRICK J. MCHALE
Patrick J. McHale
President and Chief Executive Officer

Date: February 22, 2011

/s/JAMES A. GRANER
James A. Graner
Chief Financial Officer and Treasurer

Exhibit 99

Cautionary Statement Regarding Forward-Looking Statements

Graco Inc. (our "Company") wishes to take advantage of the "safe harbor" provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so.

From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Company's Form 10-K, Form 10-Q and Form 8-K, its Annual Report to Shareholders, and press releases, other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as "expect," "foresee," "anticipate," "believe," "project," "should," "estimate," "will", and similar expressions, and reflect our Company's expectations concerning the future. Such statements are based upon currently available information, but various risks and uncertainties may cause our Company's actual results to differ materially from those expressed in these statements. Among the factors which management believes could affect our Company's operating results are the following:

- With respect to our Company's business as a whole, our Company's prospects and operating results may be affected by:
  - — changes in world economies, including expansions, downturns or recessions and fluctuations in gross domestic product, capital goods investment activity, interest rates, and foreign currency exchange rates;
  - — the ability to locate and access reasonably priced financing;
  - — the ability of our Company to successfully maintain quality, customer service and inventory levels in light of the longer lead times created by the expanding use of foreign manufacturing and foreign sources for materials and components, especially in Asia;
  - — the ability of our Company to successfully recruit, hire and retain employees with required or desired skills, training and education;
  - — international trade factors, including changes in international trade policy, such as export controls, trade sanctions, increased tariff barriers and other restrictions; weaker protection of our Company's proprietary technology in certain foreign countries; the burden of complying with foreign laws and standards; and potentially burdensome taxes;
  - — the ability of our Company to: develop new products and technologies; maintain and enhance its market position relative to its competitors; maintain and enhance its distribution channels; identify and enter into new markets; realize productivity and product quality improvements; react expeditiously to fluctuations in demand by adjusting our cost structure; offset cost pressures from labor, materials and overhead with price increases; and control expenses;
  - — disruption in operations, transportation, communication, customer operations, distribution, payment or sources of supply, including the cost and availability of skilled labor, materials and energy, caused by political or economic instability, acts of God, labor disputes, war, embargo, weather, climate change, flood, fire, infectious disease, or other cause beyond its reasonable control, including military conflict in the Middle East or on the Korean peninsula, and terrorist activity throughout the world;
  - — cost pressure and lack of availability of key materials used in the manufacture of products;
  - — worldwide competition from low-cost manufacturers, including those that copy our Company's products;
  - — the ability of our Company to successfully integrate acquisitions;
  - — the ability of our Company to successfully divest or discontinue incompatible or unprofitable lines of business;
  - — security breaches, breakdown, interruption in or inadequate upgrading or maintenance of our Company's information processing software, hardware or networks;
  - — implementation of an enterprise resource planning software system throughout our Company;

- — changes in the markets in which our Company participates, including consolidation of competitors and major customers, price competition, and products demanded;
- — changes in accounting standards or in the application by our Company of critical accounting policies;
- — compliance with corporate governance requirements;
- — growth in either the severity or magnitude of the products liability claims against our Company; and
- — changes in the return on investments in the Company's retirement plan.

- The prospects and operating results of our Company's Contractor Equipment segment may be affected by: variations in the level of residential, commercial and institutional building and remodeling activity; the loss of, or significant reduction in sales to large customers; the pricing power of large customers; the availability and cost of construction financing; changes in the environmental regulation of coatings; consolidation in the paint equipment manufacturing industry and paint manufacturing industry; changes in the technology of paint and coating applications; changes in the buying and channel preferences of the end user; the Company's success in converting painters outside North America from brush and roller to spray equipment; changes in the business practices (including inventory management) of the major distributors of equipment; changes in construction materials and techniques; changes in the cost of labor in foreign markets; the regional market strength of certain competitors; the level of government spending on infrastructure development and road construction, maintenance and repair; and the nature and extent of highway safety regulation.

- The prospects and operating results of our Company's Industrial Equipment segment may be affected by: the capital equipment spending levels of customers; the availability and cost of financing; changes in the environmental regulation of coatings; changes in the technical and performance characteristics of materials, including powder coatings; changes in application technology; the ability of our Company to meet changing customer requirements; consolidation or other change in the channels of distribution; the pricing strategies of competitors; consolidation in the fluid handling equipment manufacturing industry; changes in the worldwide procurement practices of major manufacturers; changes in manufacturing processes; and consolidation in the manufacturing industry worldwide.

- The prospects and operating results of our Company's Lubrication Equipment segment may be affected by: consolidation in the oil production industry; the development of extended life lubricants for vehicles; the reduction in the need for changing vehicle lubricants; the successful development of vehicles that use power sources other than the internal combustion engine; consolidation of automotive dealerships; trends in spending by state and local governments; variations in the equipment spending levels of the major oil companies; and the ability to develop and profitably market innovative high-quality products and meet competitive challenges in our industrial lubrication business.


SEC MAIL
PROCESSING
SECTION
MAR 1 5 2011
RECEIVED

Graco Inc. World Headquarters Minneapolis, MN U.S.A. www.graco.com


GRACO

EMERGING ECONOMIES DRIVE GROWTH

2010 Graco Inc. Annual Report



About Graco

Founded in 1926, Graco is a world leader in fluid handling systems and components. Graco products move, measure, control, dispense and spray a wide range of fluids in industrial, contractor and lubrication applications. The Company's success is based on its unwavering commitment to technical excellence, world-class manufacturing and superior customer service. Working closely with specialized distributors, Graco offers products that set the quality standard for spray finishing, paint circulation, lubrication, dispensing sealants and adhesives, and contractor power application equipment. Graco's ongoing investment in fluid management and control will continue to provide innovative solutions to a diverse global market. The Company has its corporate headquarters in Minneapolis, Minnesota, and employs approximately 2,200 people worldwide. Graco common stock (ticker symbol: GGG) is listed on the New York Stock Exchange.

To our SHAREHOLDERS

Our unwavering commitment to investment in key business strategies and priorities during the 2009 economic downturn firmly positioned Graco to deliver in 2010. The global industrial recovery, coupled with our investment in new products, innovative technologies and the infrastructure to support geographic expansion drove positive 2010 Graco results. This past year we continued to take a long-term view of our business. I'm proud of what our employees, partners, management team and Board have accomplished over the past two years, and look forward to another year of growth and profitability as our 2010 momentum pushes into 2011.

During 2010, we continued to accelerate our investment in proven quality and leading technology products, international expansion and best-in-class customer support. Graco's strong financial performance in 2010 is the result of this commitment and our ability to respond to the industrial recovery, particularly in our Asia Pacific, European and Latin America markets. These regions' sales grew a substantial 46 percent, 25 percent and 52 percent, respectively, over 2009 results, with Asia and Latin America setting new peaks. We anticipate continued strength in these geographies in 2011.


GRACO

Pat McHale - President and Chief Executive Officer

Sales in our construction and automotive markets stabilized in 2010, and we experienced solid expansion in others. Graco continues to push into our expanding markets with confidence and determination.

Our ongoing investments reflect our global focus, particularly that of emerging economies. Actions taken in 2010 related to our geographic expansion include the following:

- In Asia Pacific, we increased the number of commercial people by nearly 25 percent. This growth in on-the-ground selling expertise has created distribution channel improvements and has driven Graco brand preference with our end-users.
- In Eastern Europe, Africa and the Middle East, we increased the number of commercial people by more than 30 percent. We continue to be excited about the long-term growth prospects in these markets and believe we are positioning ourselves well to capture future opportunities.
- In Latin America, we continued to increase the number of sales people and added new distributors to serve the market. Latin America's rapidly expanding economic base represents a tremendous opportunity for us, particularly in application areas related to mining, manufacturing and construction. The strength of global commodity prices, the growing appetite for capital investment and improvement in living standards throughout the region are driving demand for Graco products.
- We continued to drive expansion of Graco distributor capabilities and world-wide coverage. We now have distributors located in over 100 countries around the world.
- Graco retained a new director, Eric Etchart, who has significant global manufacturing experience. A native of France, he has lived and worked in China, Singapore, Italy, and France, and, over the years, has had responsibility for various operations in Asia Pacific, Europe and the Middle East. Eric brings tremendous global business perspective to Graco at the perfect time.
- In Asia Pacific, we are moving our headquarters to a new and larger facility in Shanghai. This 29,000 square foot facility will include product, application and sales training capabilities for distributors, material suppliers, end-users and our rapidly growing sales force.
- We continued to support the needs of our international customers through expanded investment in customer service and technical assistance. We now create most product support materials in about 30 different languages.



Management Team (left to right): Brian Zumbolo, Mark Sheahan, Jim Graner, Chuck Rescorla, Dale Johnson, Karen Gallivan, Simon Paulis, Jeff Johnson, David Lowe, David Ahlers.

Our success in emerging markets complements our other core growth strategies, including those focused upon specialized application areas.

New product investment and technology innovation continued throughout 2010, resulting in exciting new ways to approach the market. Product platforms, designed to address the requirements of expanding global geographies, were developed at Graco by cross-functional and cross-regional teams. We also completed the launch of a product line designed in Asia for international markets, our new LD™ Series Hose Reel. Using the design capabilities of Graco employees, we developed the first-ever professional hand-held paint sprayers, and also products such as the Graco XP70™ Plural Component Sprayer, Graco HFR™ Metering System, and ProMix® 2KS products. In addition, we leveraged our superior product technology across all Graco segments. One example is the sharing of Graco's control architecture across our Applied Fluid Technologies and Industrial Products segments. All of these innovations demonstrate our commitment to new products and technology.

In addition to the successful launch of new products, we continued to expand and target new markets. I am particularly pleased with our progress in the industrial lubrication, composites, sanitary, alternative energy and pavement maintenance markets.

We also continued to transition both our sales force model and distribution channel to greater specialization by application area.

Finally, we built resources, processes and tools during 2010 to support our acquisition capabilities. We now have dedicated business development resources in North America and Europe, as well as enhanced due diligence and integration planning tools.

In addition to our ongoing focus on emerging markets, we intend to expand our capital resources in the first quarter of 2011, we expect to implement additional share repurchases throughout the year, and we will continue to evaluate acquisition prospects.

I am optimistic about Graco's short- and long-term opportunities as the world economy continues to improve. My confidence in the capabilities and accomplishments of our employees, business partners, management team and Board fuel this optimism. I'd like to extend my personal thanks to those Graco shareholders who shared this confidence and maintained their trust in us. We once again affirm our commitment to you to develop superior global products, enter new markets around the world, increase and support our distributor network, and ensure operational excellence.

Patrick J. McHale
President and Chief Executive Officer

At-a-GLANCE

Key Markets Served

Industrial Equipment

- Aerospace
- Alternative energy (wind and solar)
- Automotive/truck/bus assembly
- Automobile repair shops
- Beverage
- Cabinetry
- Cosmetics
- Electronics
- Fabrication and molding
- Farm and construction
- Foam insulation
- Food
- Furniture
- General industrial assembly
- Industrial coating
- Marine and rail
- Medical and electrical
- Military and utility vehicles
- Oil and gas
- Pharmaceuticals
- Process industries
- Window and door

Contractor Equipment

- Construction
  - Architectural coatings
  - Ceiling and wall texture
  - Interior and exterior textures
  - Remodeling
  - Roofing
- Pavement maintenance

Lubrication Equipment

- Agricultural
- Automotive service centers
- Automotive/truck/bus assembly
- Food and beverage
- Fleet
- Garages and service centers
- Government and municipalities
- Industrial manufacturing
- Mining and construction
- Natural gas transmission
- On-road and off-road vehicles
- Packaging and material handling
- Pulp and paper plants
- Rubber manufacturing
- Steel mills
- Wind energy

Products

Pumps and Sprayers

Air, electric, gas and hydraulic powered
– Transfer fluids to dispense and spray

Controls

Electronic and mechanical controls and sensors
– Manage flow, pressure temperature and mix

Applicators

Automatic and manual dispense valves and spray guns
– Spray or dispense fluids

Accessories

Fittings, regulators, hoses, agitators
– Auxiliary components for complete product solutions

Net Sales



$900
800
700
600
500
400
300
200
100
0
$817
$841
$817
$579
$744
2006
2007
2008
2009
2010

Net Earnings



$160
140
120
100
80
60
40
20
0
$150
$153
$121
$49
$103
2006
2007
2008
2009
2010

New Products - 2010

Industrial

- Husky™ 1050 AODD Pump
- SaniForce™ Pump
- G15™/G40™ AA Gun Upgrade
- AAF Air Assist Tips
- AirPro EFX™ Spray Gun
- Merkur® ES Pump
- Merkur® Bellows Pump
- Upgraded 4-Ball Lowers
- ProMix® 2KS Proportioner
- ProControl™ 1KS Flow Control System
- ProMix® 2KE Proportioner
- PGM™ Metering System
- RS™ Gun
- XP70™ Plural Component Sprayer
- Graco HFR™ Metering System
- EP™ Pour Gun
- SmartWare™ Shot Dispense Technology

Contractor

- ProShot® Sprayer
- TrueCoat™ (Plus/Pro) Sprayers
- EasyMax™ WP Sprayer
- Magnum® Pro Compact A15 Sprayer
- Ultra® Max 695/795/1095/1595 Sprayers
- Ultimate MX™ II 695/795/1095/1595 Sprayers
- GMAX™ II 3900/5900/7900 Sprayers
- ThermoLazer™ Linestriper
- GrindLazer® Scarifier
- LineLazer™ 130HS Linestriper
- Continuous Flow Drywall Tool
- TexSpray™ Mark IV™/Mark V™ Sprayers
- TexSpray 5900 HD/7900 HD Sprayers
- G-Force™ (various models) Pressure Washer

Lubrication

- G3™ Electric Lubrication Pump
- XD30™ Hose Reel Series
- LD™ Hose Reel Series

Industrial Segment

The Industrial segment designs and markets equipment for the liquid finishing, process, sanitary, sealants, adhesives, composites, protective coatings and foam markets. The customers for our liquid finishing and process equipment are primarily manufacturers that transfer, meter and apply fluids such as paints and chemicals. Our pumps move fluids from drums and tanks through our proportioning equipment to our spray guns and dispensers. Our sanitary equipment is used in pharmaceutical, cosmetic, beverage and food processing applications. Customers using our protective coatings equipment apply materials to protect the surfaces of bridges, water towers, tanks, pipes, rail cars and ships from the elements. Our foam equipment is used for wall and roof insulation, band joist applications, in-plant OEM applications and reaction injection molding. The Industrial segment's sealant and adhesive equipment is used by manufacturers to bond, encapsulate and seal assembled parts. In 2010, this business segment generated 55 percent of Graco's total sales, or $409 million.

Contractor Segment

The Contractor segment designs and markets sprayers used to apply paint, architectural coatings and texture materials. Distributors of our products sell to painting, roofing, texture, corrosion control and line striping contractors and tradespeople. Our equipment is highly regarded for its durability and ease of use, as well as its ability to deliver high-quality finishes at rapid production rates. In 2010, the Contractor segment generated $257 million in sales, 35 percent of the Company's total sales.

Lubrication Segment

The Lubrication segment designs and markets equipment used to transfer, meter and dispense lubricants and petroleum products with a full line of pumps, meters, hose reels, controls and centralized lubrication products. The customers for our products and systems are typically automotive service centers, oil change facilities, governments and municipalities, manufacturing companies, mines and other heavy industries. As a leader in the lubrication equipment market for more than eight decades, Graco's products are valued by customers for their industry leading quality and technology. In 2010, the Lubrication segment generated $78 million in sales, constituting 10 percent of the Company's total sales.

Segment Sales


Lubrication
10% / $78M
Contractor
35% / $257M
Industrial
55% / $409M

Geographic Sales


Europe
24% / $178M
Asia Pacific
21% / $158M
Americas
55% / $408M

Emerging Economies Drive Growth

Entering emerging markets is a critical business strategy for Graco, as these markets offer a vital source for future growth and unprecedented opportunities as they invest in infrastructure. In 2010, Graco sales in Europe, Asia Pacific and the Americas all increased as compared to sales in 2009, much of this driven by rapid development in expanding markets around the world. Closing in on pre-recession sales levels, total Graco sales in 2010 grew to $744 million, a 28 percent increase over 2009.

All three of Graco's segments – Contractor, Industrial and Lubrication – saw numerous growth opportunities in emerging economies in 2010, whether it was spray equipment in Latin America, alternative energy products in China, or hose reels in India. Key to Graco's emerging market strategy is developing new products selectively for international and emerging markets, and adding specialized sales employees and distributors worldwide. Thirty-nine new products were launched in 2010, and a number of Graco employees and distribution outlets were added worldwide to help support our expansion into fast-growing economies.

Graco's strategy to expand in emerging markets will continue into 2011 and beyond. We will keep expanding our global footprint early with investments in sales and marketing resources to establish our channels.

ASIA PACIFIC

Graco had a particularly strong 2010 in the Asia Pacific region, with double-digit increases in both developed and developing countries. Sales grew to $158 million, a 46 percent increase over the region's 2009 sales, exceeding its pre-recession peak. This region now represents 21 percent of Graco's sales.

Wind energy, transportation and mining industries drove much of Graco's business in Asia Pacific in 2010. Countries like Indonesia, Vietnam, India and China are undergoing rapid growth and industrialization, and Graco is well positioned to help these areas grow through new product and technology development. Graco has invested heavily in people and channels in this region: a record 25 percent increase in the number of commercial people, and a record number of distributors were added in our Asia Pacific region in 2010.

To further demonstrate our commitment to the region, Graco's Asia Pacific headquarters is being moved to a new and larger facility in Shanghai and should be complete in 2011. In addition to office space for 90 employees, the new building provides a world-class Graco training center with lab capability for employees, distributors, material suppliers and end-users.



Beijing-Shanghai High-Speed Railway project



Mining truck at lubrication station in India

2010 Highlights

- Graco equipment is being used in one of the world's largest polyurea protective coating projects. Construction is underway on the Beijing-Shanghai High-Speed Railway project, which is using Graco Reactor® Plural Component Proportioners to apply the polyurea and Graco Xtreme® Airless Sprayers to apply a base coat underneath the polyurea. The Beijing-Shanghai High-Speed Railway project will be finished sometime this year and an estimated 220,000 passengers will use it each day.
- In early 2010, one of the leading Chinese manufacturers of wind tower blades moved ahead with building three new facilities to manufacture blades for the larger wind turbines required for offshore wind sites. Graco had six months to develop, build and deliver a machine capable of molding and bonding large blades. We responded by quickly producing the required system and the customer purchased 13 Graco HVR™ Metering System units, with discussions underway for repeat orders.
- Increased mining activity in 2010 in Indonesia helped propel Graco and one of the world's largest heavy equipment dealers into a mutually beneficial partnership. This major Indonesian distributor started as a standard account in 2007 and, thanks to Graco's Dyna-Star® Pump and Injector Systems, grew into a multi-million dollar business for Graco in 2010. With dedicated Graco sales and technical support staff to further enhance business throughout the Asia Pacific region, Graco lubrication products will continue to grow market share.
- Graco's strategic approach to the professional painting contractor channel in China resulted in considerable success in 2010. We took the Ultra® Max II 395 Paint Sprayer through Chinese paint manufacturers to convert contractors from manual to power. We provided training to painting contractors and organized "tech days" on spraying, parts changing and troubleshooting. Graco successfully converted the painting contractors from brush and roller, resulting in a 58 percent repeat order rate. Ninety-five dealers were added.


STARWOOD FURNITURE

Thomas Luk, (right) President, Starwood Furniture and Victor Vong, Graco Sales



A Starwood Furniture employee applies finish to wood furniture

A Furniture Maker's Success Story

Vietnam's domestic wood processing industry, the country's fifth largest industry, generated $1.5 billion in 2010, compared to $1.05 billion in 2009. Among the businesses contributing to this growth was Starwood Furniture near Ho Chi Minh City, Vietnam, owned by Graco customer Thomas Luk.

Luk started his own business in 1988 making wood furniture and enjoyed great success for many years. In 2004, Luk moved his operation from Hainan Island to Vietnam. Once there, Luk realized he needed to set up a new finishing line for his furniture. He required overhead conveyer finishing for bedroom and dining room furniture. That's where Graco came in with Triton® Spray Packages. Luk met with representatives from Hergen, a Taiwan-based Graco distributor. Due to Graco's proven reputation for top quality, he decided to partner with us for his finishing needs. "Graco products are reliable and help me maintain my production line with very few problems and less maintenance," Luk said.

Success continued for Luk, and he decided he needed another finishing line. Graco was again Luk's choice, and he purchased ten Triton Spray Packages with electrostatic guns – Pro Xs3™ and Pro Xs2™ – for his fourth line expansion. With Graco's help, Luk has grown his furniture production six times over and has become the fifteenth largest wood furniture manufacturer in Vietnam. Currently shipping 200 containers of furniture monthly, he hopes to double that number this year.

EUROPE

Graco operations in Europe flourished in 2010, much of it driven by increasing demand for oil and gas production, minerals like gold, platinum and copper, and automobile production. European sales, strong across all product segments, grew to $178 million, a 25 percent increase over the region's 2009 sales, representing 24 percent of Graco's 2010 total sales.

In Western Europe, Graco business was driven by the German economy, which has nearly recovered from the recession, leading to more internal industrial investment. And certain niche markets such as alternative energy are rapidly expanding, presenting Graco with many opportunities.

Emerging economies played a significant role in Graco's success in this region in 2010. Already doing business in 84 countries in Europe, developing countries like Russia, Kazakhstan, Turkey, Poland, Slovakia and United Arab Emirates presented Graco with tremendous opportunities. In Eastern Europe, Africa and the Middle East, Graco increased the number of commercial people to support this expanded focus, and Graco distributors in Europe now number almost 1,700, a six percent increase over 2009.



Spraying protective coatings on oil pipelines both above and below ground in Russia



2010 Highlights

- In emerging markets where oil and gas production are driving growth, such as Nigeria, North Africa, Russia and the Arabian Gulf, Graco introduced the XP70™ Plural Component Sprayer, which pumps, mixes and atomizes high-viscosity, high solids coatings. An XP70 product launch with distributors in Budapest was conducted in the fall of 2010, resulting in 145 orders for the unit with 16 different distributors.
- A new training center was built in 2009 in Belgium and during 2010, numerous training sessions were held for distributors from Russia, Ukraine, Belarus, Saudi Arabia and other countries.
- In 2010, Graco products played a role in two massive projects in Dubai, United Arab Emirates: the underground train, or metro, encircling 55 miles around the city of Dubai, and the Dubai Business Bay, a central business district under construction within Dubai. Both the Graco GMax™ 5900, a gas-powered airless sprayer, and the Graco Mark V™ Electric Airless Texture Sprayer, are being used to help complete these projects.
- With the rapid increase in the Middle East of projects applying polyurea to large surface areas like secondary containment, manhole and tunnel coatings, tank liners, and truck bed liners, Graco's 2010 sales in this region have grown 177 percent since 2006. General painting contractors had traditionally steered clear of polyurea applications due to the limitations and costs associated with the application equipment. However, since the introduction of Graco Reactor® Plural Component Proportioners, general paint contractors in the Middle East have found it an affordable investment to expand their coating businesses. The Reactor is also widely used to apply spray polyurethane foam (SPF) for building insulation in Egypt, Saudi Arabia, United Arab Emirates, Qatar and Kuwait. Rather than keeping the cold outside, the SPF applied on the buildings in the Middle East keeps the cool air inside. With an average temperature of 104 degrees Fahrenheit (40 degrees Celsius) in the region, governments there are increasingly looking at methods to reduce their carbon footprints by raising the R-value of buildings.


Graco XM70 in front of tank


Atlas employee with Graco XM70


Atlas employee applies chemical coating inside tank

A Transportation Manufacturer's Success Story

The continued demand for oil has resulted in more companies setting up in the Arabian Gulf to locally supply products and services required for oil production. Atlas Process Equipment, based in Dubai, is one of these companies helping to keep the industry's oil moving.

Atlas, a division of the Al Shirawi Equipment LLC group, manufactures process road tankers, cement bulk carriers, semi trailers, water tankers and dump trucks. Its process equipment road tankers require a chemical lining to be coated inside the tanks to allow for the transport of aggressive chemicals. In August of 2010, Graco offered to fill this need with the Graco XM70 Plural Component Sprayers Electronic Proportioning paint system.

Prabhu Shankar, Atlas Assistant Manager, a loyal Graco customer for 20 years, was delighted with the Graco product. Over time, Shankar has replaced all previous paint equipment in the plant with only Graco-manufactured products. "We've been enjoying superb and professional service from Graco dealers here in Dubai, which helps our production requirements when we need replacement parts in a hurry," Shankar said. "Most of Graco's dealers here carry a large number of spares, which means we can get the units working in a few hours."

The Graco XM70 Plural Component Sprayer brought important features and benefits for Atlas, according to Shankar – ratio assurance, significant paint and solvent savings, and overall flexibility. Since the installation of the system into Atlas, the company has integrated its specialist coating requirements directly into its existing paint lines, resulting in significantly increased production output. After the first 14 days of the purchase of the system, paint usage has been optimized, resulting in considerable cost savings as well. "With the savings we experienced in paint and solvent, our financial investment in Graco's XM70 is paying off – a very good investment!" Shankar said.

AMERICAS

While the Americas have not fully recovered from the economic crisis of 2008-2009, Graco saw solid growth in 2010 in most sectors in which it does business. Sales grew to $408 million, a 24 percent increase over 2009. This represents 55 percent of Graco's total 2010 sales. Much of the growth in sales came from new product and technology development.

In North America, all Graco segments were up double digits compared to 2009, however not at pre-recession peaks. Many end markets, like auto, heavy construction and mining continued to strengthen in 2010, but there was ongoing weakness in select industries such as recreational vehicles, boating, wood and commercial construction. The housing industry continued to show incremental signs of improvement but was still at historically low levels.

A key growth market in these regions for Graco was Latin America, where we are doing business in many emerging countries, and where, in 2010, we exceeded our pre-recession peak. The fourth quarter was the biggest quarter ever in that region, up 52 percent. Developing markets for Graco in Latin America include Brazil, Argentina and Peru. These countries continue to benefit from strong demand for raw materials and strong currency values. Automotive-related markets and a growing need for protective-coatings products drove much of Graco's business in these fast-growing economies.



Estadio Nacional Julio Martínez Prádanos,
Chili's National Stadium renovation project



Polyurea application inside stadium

2010 Highlights

- A large automotive manufacturing supplier located in northeast Mexico uses several Graco products in its plant, generating considerable cost savings. In 2010, the company started using Graco's new ProMix® 3KS Electronic Plural Component Proportioning System. The ProMix 3KS mixes three component materials instead of two, and has improved production and profits at the company. The company also uses Graco's AirPro EFX™ Automatic Air Spray Gun, finding that it generates about 10 to 15 percent material savings. In addition, the company uses Graco's low flow fluid regulators, saving time and giving it solvent savings and production quality reliability.
- Paint stores and home improvement centers throughout Latin America are increasingly selling Graco products, recognizing the quality, performance and unmatched on-the-job productivity of these products. Airless paint sprayers like the TrueCoat™ and ProShot® Hand-held Sprayers, and the Magnum® and Ultra Max II family will soon become household names for professional, contractor and do-it-yourself painters in Latin America.
- In 2010, Graco developed its first-ever line of professional hand-held paint sprayers, including the TrueCoat, TrueCoat Plus, TrueCoat Pro, and ProShot, one of the most successful launches of new products in Graco history. In addition, a leading global paint, stain and coatings retailer named the ProShot its "Product of the Year" due to sales volume. Graco hand-held paint sprayers feature patented and patent-pending ProSpray technology that delivers professional power and results.



CNH Vehicle on exhibit at Brazil facility



Graco sales representative Osni Franzini (left) discussing Graco equipment at CNH



CNH paint line employees spray equipment parts

A Tractor Manufacturer's Success Story

Case New Holland (CNH), a subsidiary of Italy's Fiat Group and manufacturer of agricultural and construction equipment, finished building a new modern factory and distribution center in early 2010 in Sorocaba, Sao Paulo, Brazil. The factory has the capacity to produce 8,000 units per year, which will supply the domestic market, Latin America and more than 50 countries on other continents.

The company invested about $600 million in the new facility, the largest machinery industry investment in Brazil. The complex will generate 2,000 direct jobs and about 6,000 indirect jobs in the region by 2012.

Among many other contemporary features, the factory has a manufacturing plant with state-of-the art processes known as sequential manufacturing and continuous flow. It also has one of the most efficient paint systems, similar to those used in the automotive industry.

Graco has been an integral part of this success story, providing a variety of paint and spray equipment, including E-Flo® Pumps, ProMix® II, and Pro Xs™ Electrostatic Guns installed at what is called "low temperature paint lines." Graco will also now provide E-Flo Pumps, ProMix 2KS, and Pro Xs Electrostatic Guns to be installed at "high temperature paint lines." New paint with high solids and low solvent content is coming soon, allowing painting of parts in a single layer, avoiding repeat applications.

Board of Directors

Lee R. Mitau
Chairman of the Board,
Graco Inc.
Executive Vice President
and General Counsel,
U. S. Bancorp

William J. Carroll
Chief Executive Officer,
Limo-Reid, Inc.
d/b/a/
NRG Dynamix

Eric P. Etchart
Senior Vice President,
The Manitowoc Company, Inc.
President,
Manitowoc Crane Group

Jack W. Eugster
Retired Chairman, President
and Chief Executive Officer,
Musicland Stores Corporation

J. Kevin Gilligan
Chairman and
Chief Executive Officer,
Capella Education Company

Patrick J. McHale
President and
Chief Executive Officer,
Graco Inc.

Marti Morfitt
Chief Executive Officer,
Airborne, Inc.
President and
Chief Executive Officer,
River Rock Partners, Inc.

William G. Van Dyke
Retired Chairman,
Donaldson Company, Inc.

R. William Van Sant
Operating Partner,
Stone Arch Capital, LLC

Management

Patrick J. McHale
President and
Chief Executive Officer

David M. Ahlers
Vice President,
Human Resources and
Corporate Communications

Karen Park Gallivan
Vice President, General
Counsel and Secretary

James A. Graner
Chief Financial Officer
and Treasurer

Dale D. Johnson
Vice President and
General Manager,
Contractor Equipment Division

Jeffrey P. Johnson
Vice President and
General Manager,
Asia Pacific

David M. Lowe
Vice President and
General Manager,
Industrial Products Division

Simon J.W. Paulis
Vice President and
General Manager,
Europe

Charles L. Rescorla
Vice President,
Manufacturing, Information Systems
and Distribution Operations

Mark W. Sheahan
Vice President and
General Manager,
Applied Fluid Technologies Division

Brian J. Zumbolo
Vice President and
General Manager,
Lubrication Equipment Division

Directory

Americas

Minnesota
Corporate Headquarters
Graco Inc.
Russell J. Gray Technical Center
88 – 11th Avenue Northeast
Minneapolis, Minnesota 55413
USA
(612) 623-6000

Mailing Address
Graco Inc.
Post Office Box 1441
Minneapolis, Minnesota 55440-1441
USA

Riverside Office Complex
65 – 11th Avenue Northeast
Minneapolis, Minnesota 55413
USA

George Aristides Riverside Center
1112 – 1150 Sibley Street Northeast
Minneapolis, Minnesota 55413
USA

David A. Koch Center
20500 David Koch Avenue
Rogers, Minnesota 55374
USA

Anoka
1201 Lund Boulevard
Anoka, Minnesota 55303
USA

South Dakota
3501 North 4th Avenue
Sioux Falls, South Dakota 57104
USA

Ohio
Graco Ohio Inc.
8400 Port Jackson Avenue NW
North Canton, Ohio 44720
USA

Europe

Belgium
European Headquarters
Graco N.V.
Industrieterrein – Oude Bunders
Slakweidestraat 31
3630 Maasmechelen
BELGIUM

Asia Pacific

Australia
Graco Australia Pty Ltd
Suite 17, 2 Enterprise Drive
Bundoora Victoria 3083
AUSTRALIA

China
Asia Pacific Headquarters
Room 118, 1st Floor
No. 2 Xin Yuan Building
No. 509 Cao Bao Road
Shanghai, 200233
P.R. CHINA

Effective approximately June 1, 2011
Asia Pacific Headquarters
Building Number 7
1029 Zhongshan Road South
Huangpu District
Shanghai 200011
P.R. CHINA

Graco Fluid Equipment (Shanghai) Co., Ltd.
Building 14#, 2nd Floor, Section B
No. 11, Xi Ya Road, Waigaoqiao
Free Trade Zone
Pudong New Area
Shanghai
P.R. CHINA

Graco Fluid Equipment (Suzhou) Co., Ltd
Graco Trading (Suzhou) Co., Ltd.
36 Qiming Road, EPZ B
288 Shengpu Road, SIP
Suzhou 215021
P.R. CHINA

Hong Kong
Graco Hong Kong Limited
Flat B, 14th Floor
Hang Seng Causeway Bay Building
28-34 Yee Wo Street, Causeway Bay
Hong Kong Special Admin. Region
P.R. CHINA

India
Graco Hong Kong Ltd. India Liaison Office
Room 443, Augusta Point
Regus Business Centre 53
Golf Course Road
Gurgaon, Haryana 122001
INDIA

Japan
Graco K.K.
1-27-12 Hayabuchi
Tsuzuki-ku,Yokohama 224-0025
JAPAN

Korea
Graco Korea Inc.
4th Floor, Shinhan Bank Building,
1599, Gwanyang-dong, Dongan-gu
Anyang-si, Gyeonggi-do 431-060
SOUTH KOREA

Annual Meeting
Shareholders are cordially invited to attend the Annual Meeting, which will be held at 2:00 p.m., Central Time
Thursday, April 21, 2011, at Graco:
George Aristides Riverside Center
1150 Sibley Street Northeast
Minneapolis, Minnesota 55413
USA

Corporate Inquiries
Investors may obtain the Graco Inc. Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other reports and amendments to those reports by visiting the Graco website at www.graco.com. Requests for financial publications can also be addressed to:

Graco Inc.
Attention: Investor Relations
P.O. Box 1441
Minneapolis, Minnesota 55440-1441
USA

Or call: (612) 623-6609

Graco is an equal opportunity employer.

www.graco.com


SEC MAIL PROCESSING
SECTION
MAR 1 5 2011
RECEIVED
211

Graco Inc. World Headquarters Minneapolis, MN U.S.A. www.graco.com

